PWEagle

Annual Report 2002



A Leading Extruder of PVC Pipe Products

About the Company

PW Eagle, Inc. is a leading extruder of polyvinyl chloride (PVC) pipe and polyethylene (PE) tubing products, with a reputation for reliability, high quality product and superior customer service. PW Eagle's PVC pipe products are produced by the Company's PWPipe and Extrusion Technologies, Inc. (ETI) business units. The Company's PE tubing products are produced within its PW Poly business unit.

PW Eagle has emerged as the second largest pipe and tubing manufacturer in the United States and is the largest merchant buyer of PVC resin. PW Eagle is one of the lowest cost producers in its industry, and the Company enjoys a preeminent industry position in the western region of the United States.

PW Eagle and its subsidiaries operates or owns manufacturing facilities in Hastings, Nebraska; Eugene, Oregon; Tacoma and Sunnyside, Washington; Cameron Park, Visalia and Perris, California; Phoenix, Arizona; West Jordan, Utah; Conroe, Texas; Buckhannon, West Virginia; Mount Sterling, Kentucky; and Columbia, Missouri as well as a distribution facility in Baker City, Oregon. PW Eagle's products are used in potable water and sewage transmission, turf and agricultural irrigation, commercial and industrial plumbing, natural gas transmission, water wells, fiber optic lines and the electronic and telecommunications industries. The Company's products are distributed throughout the United States, including Hawaii, Alaska and selected foreign countries.

The Company's Mid-States Plastics, Inc. business unit manufactures and distributes polyethylene water meter boxes for use in residential and commercial applications. The product line is stronger and lighter than many competitive materials.

Mission Statement

PW Eagle companies strive to maintain and enhance their status as leading providers of high-quality plastic pipe, tubing and other products and as recognized industry leaders in quality and service.

Financial Highlights

(In thousands, except per share data)	*2002*	*2001*	*2000*
Net sales	**$251,275**	$246,130	$343,974
Gross profit	**45,479**	26,471	87,358
Operating income (loss)	**11,688**	(8,033)	46,095
Net income (loss)	**571**	(12,856)	18,218
Basic earnings (loss) per common share	**0.09**	(1.80)	2.34
Diluted earnings (loss) per common share	**0.06**	(1.80)	1.72
EBITDA	**20,903**	1,453	51,862
Net working capital	**13,620**	(1,431)	19,459
Capital expenditures	**843**	3,362	11,450
Total assets	**133,402**	137,410	158,379
Long-term and subordinated debt [1]	**45,620**	53,724	55,568
Real estate financing lease obligation [1]	**13,105**	—	—
Stockholders' equity	**25,919**	24,259	41,979

[1]*Net of current portion*

PRODUCTION
(pounds in millions)


600
500
400
300
200
100
0
1998
1999
2000
2001
2002

SALES
(pounds in millions)


600
500
400
300
200
100
0
1998
1999
2000
2001
2002

SALES PRICE
(price per pound)


$0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
1998
1999
2000
2001
2002

To Our Shareholders:

Fiscal 2002 was a good year for the Company, results were significantly better than 2001. The general economy strengthened and the various metrics related to the PVC pipe industry were much improved. The resulting benefits of both the operational and financial restructuring early last year enhanced the Company's performance. We are optimistic about the future due to the recovering general economy, as well as the continued upturn in the PVC resin cycle.

Our focus over the last year has been to deleverage the balance sheet and generate positive cash flow. We believe to maximize shareholder value we need to continue exploring various methods of growth, which include synergistic acquisitions. Our position is that growth initiatives must provide for a conservative use of debt and provide a high return on our investment.

In March 2003, we announced the successful acquisition of the ETI division of Uponor Oyj, a Finnish company. Extrusion Technologies, Inc. is a recognized leader in the manufacture of proprietary PVC pipe in waterworks applications. A few of the benefits of this acquisition include the enhancement of our waterworks business through the use of proprietary products, an expansion of our production to the eastern United States and greater economies of scale. We believe this deal accommodates our stated acquisition criteria by providing both a prudent use of leverage and a high rate of return on our investment, in addition to the significant financial and strategic synergies that will result in the future.

In order to maximize the value of our polyethylene pipe and tubing business, we have decided to segregate this unit from our PVC pipe business. This business unit will be managed as a distinct business unit and developed separately. Larry Fleming is the new President of PW Poly. He has the leadership skills and sales/marketing talents to develop this business. We believe that the success of our poly business will contribute to an increased value of the Company.

Based on positive developments that we believe are critical to our business, we look to the future with encouragement and optimism. The general economy is improving and the PVC resin supply and demand metrics are favorable. As market conditions improve, the Company is positioned for meaningful cash flow as a result of actions taken over the last eighteen months. Given the realities of the tenuous economy and unpredictable nature of the PVC industry, the Company is prepared to respond to any unforeseen developments. The management team has demonstrated its ability to deal with difficult conditions and situations. The Company's financial position has significantly improved from year-end 2001 and we are a much stronger, more efficient organization.



Harry W. Spell, Chairman of the Board



Bruce A. Richard, Vice Chairman



William H. Spell, Chief Executive Officer

Finally, we thank our dedicated employees for their ongoing contributions and service to the Company. We are also grateful for the enduring loyalty of our vendors, suppliers and customers. In conclusion, we appreciate the continued support and confidence of our shareholders. In everything we do, our focus is on maximizing shareholder value.

Harry W. Spell
Chairman of the Board

Bruce A. Richard
Vice Chairman

William H. Spell
Chief Executive Officer

Our statements in this Letter to Shareholders and "Company Highlights" section of this 2002 Annual Report to Shareholders regarding our beliefs and expectations that are not strictly historical are forward looking statements made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements reflect our current expectations and beliefs as of March 14, 2003 and are based on information known to us and our assumptions as of that date. Forward looking statements contained in our letter and "Company Highlights" section include: (i) our optimism about the future, and (ii) our belief that (a) our acquisition of Extrusion Technologies Inc. will result in a high rate of return on our investment, in addition to significant financial and strategic synergies that will result in the future; (b) the poly business will contribute to our increased value; (c) the general economy is improving and the PVC resin supply and demand metrics are favorable; (d) we are positioned for meaningful cash flow as a result of actions taken over the last 18 months; (e) we are prepared to respond to any unforeseen developments; and (f) we are well prepared to rapidly respond to customers' demands in a growing economy and are prepared to carefully allocate resources should the economy and demand for its products slow.

The above forward looking statements involve known and unknown business risk and risk that we cannot control. As a result, our statements may not come true and our operating results may differ materially from our stated expectations and beliefs. Forward looking statements may be impacted by risk factors that impact our industry and our business. Some of these risks and uncertainties are identified and discussed in the "Future Outlook and Risks to Our Business" section of "Management's Discussion and Analysis of Financial Condition and Results of Operation" beginning on page 9 of this Report to Shareholders.

PW Eagle is the second largest pipe and tubing manufacturer in the United States. The Company manufactures and distributes PVC pipe and fittings and PE pipe and tubing products and is the largest merchant buyer of PVC resin in the country. PW Eagle operates four business units, including PWPipe, Extrusion Technologies, Inc., PW Poly and Mid-States Plastics. The following is a brief description of these business units.

PWPipe

PWPipe is the largest PVC pipe manufacturer and the industry leader in the western United States, which is the fastest growing market in the country. The Company manufactures and sells PVC pipe and fittings that are used in a wide variety of industries and applications, including potable water and sewage transmission, turf and agricultural irrigation, plumbing, water well applications, power distribution and telecommunications. PWPipe enjoys a strong reputation as a supplier for delivering high-quality products and for providing excellent, reliable customer service.

During 2002, PWPipe continued its efforts to maintain and improve our status as the preferred vendor in our markets. Toward that goal, we strengthened our distribution network throughout our marketplace and continued to reengineer our sales organization to better serve and support our customers.

PWPipe's products are manufactured at our eight state-of-the-art production facilities in California, Oregon, Washington, Utah and Nebraska. The location of these facilities allows PWPipe to offer excellent service to its waterworks, irrigation and electrical customers in the western United States, as well as superior service to our irrigation customers in the Midwest.

As we move into 2003, PWPipe is well prepared to rapidly respond to our customer's demands. We are also prepared to carefully allocate our resources should the economy and demand for our products slow given the uncertain economic climate in the world today. We believe PWPipe is competitively positioned as the premier manufacturer and marketer of PVC pipe in the western United States, with cost effective manufacturing facilities and a commitment to customer service and satisfaction.

Extrusion Technologies, Inc.

On March 14, 2003, PW Eagle acquired Uponor ETI Company, a subsidiary of Uponor Oyj, a Finnish company. Uponor ETI Company, whose name has been changed to Extrusion Technologies, Inc. (ETI), operates as a wholly-owned subsidiary of PW Eagle.

ETI is the recognized leader in the North American PVC pipe market for municipal engineering applications. ETI sells its products nationwide through distributors that service the municipal water and sewer markets. The Company produces approximately 200 million pounds of pipe annually in diameters ranging from 4 to 36 inches. These products are used for water transmission, sanitary and storm sewer, and roadway drainage applications. ETI's *ULTRA*® line of products utilizes proprietary processes and designs that result in superior strength-to-weight characteristics relative to competitive products. The company's *ULTRA BLUE*® pipes are offered in diameters from 6 to 16 inches and are used for municipal and rural water transmission. These products, despite having a thinner wall, provide greater impact strength and flow capacity while yielding equal pressure ratings to conventional PVC pressure pipe. The Company's *ULTRA RIB*® products are offered in diameters ranging from 8 to 30 inches and are used for gravity sewer and drain applications. This product is a profile-wall sewer pipe with circumferential ribs allowing for greater strength with lighter weight as compared to competitive products. The Company's *ULTRA CORR*® pipes are offered in diameters ranging from 24 to 36 inches and are also used in gravity sewer and drain applications. *ULTRA CORR*® is a corrugated, double profile wall product with significant strength and weight advantages relative to other PVC and concrete sewer pipes. ETI also manufactures a full line of conventional PVC pipes for pressure and gravity applications in diameters ranging from 4 to 16 inches.

ETI's pipe products are manufactured at three state-of-the-art production facilities in Columbia, Missouri; Conroe, Texas; and Buckhannon, West Virginia. The location of these facilities allows the Company to provide its customers with excellent service in the geographic markets that it serves.

ETI has an excellent senior management team with over 80 years of combined industry experience. The Company's management and employees have developed long term relationships with their customers based on providing excellent customer service, new product innovations and superior quality. In addition, ETI has a technically qualified sales organization to effectively communicate the features and benefits of the *ULTRA*® products to consulting engineers and municipalities.

Looking forward to 2003, ETI is well positioned to provide its customers with outstanding products and services and to continue to expand the distribution of its *ULTRA*® product line.

PW Poly

On February 20, 2003, PW Eagle announced the separation of its polyethylene pipe and tubing business into a distinct business unit, PW Poly. PW Poly supplies polyethylene pipe and tubing products for irrigation and electrical applications primarily in the midwest and western portions of the United States. The products are manufactured at the Company's facility in Hastings, Nebraska, and are distributed from the Company's distribution center in Baker City, Oregon.

Mid-States Plastics

Mid-States Plastics manufactures polyethylene plastic water meter boxes at its manufacturing facilities in Mt. Sterling, Kentucky and Conroe, Texas, using a rotational molding process. The Company markets its products throughout the United States from these two locations. These products include deep bury boxes and shallow bury boxes and are placed over water service lines to provide access to metering devices.

Results of Operations

The following table sets forth items from our statements of operations as percentages of net sales:

	2002	*2001*	*2000*
Net sales	**100.0%**	100.0%	100.0%
Cost of goods sold	**81.9**	89.3	74.6
Gross profit	**18.1**	10.7	25.4
Operating expenses	**13.4**	14.0	12.0
Operating income (loss)	**4.7**	(3.3)	13.4
Non-operating expenses	**4.3**	4.9	4.7
Income (loss) before income taxes	**0.4**	(8.2)	8.7
Income tax expense (benefit)	**0.2**	(3.0)	3.4
Net income (loss)	**0.2%**	(5.2)%	5.3%

We posted net sales of $251 million in 2002, increasing 2% from 2001 to 2002 and net sales of $246 million in 2001, decreasing 28% from 2000 to 2001. Average product prices increased less than 1% and pipe pounds sold increased 2%, resulting in the increase in net sales in 2002 compared to 2001. Reduced product prices because of an industry wide oversupply of finished goods and reduced raw material costs were the major causes of the decrease in net sales in 2001 compared to 2000. Average pipe prices decreased by 27% from 2000 to 2001. Pipe pounds sold decreased less than 1% in 2001 as compared to 2000 and had no material effect on the change in net sales.

Gross profit, as a percent of net sales, increased by 7.4% in 2002 as compared to 2001. Gross profit percentage increased during the first nine months of 2002 due to a combination of strong demand for pipe and rising PVC resin and pipe prices. PVC resin prices increased in the first seven months of 2002 due to a strong demand for resin and increasing raw material costs. The strong demand for pipe in the first six months of 2002 allowed us to increase pipe prices at a greater rate than resin prices, thereby increasing our gross profit percentage. A decrease in PVC resin and pipe prices in the second half of 2002 due to a weak economy resulted in a decrease in gross profit percentage in the fourth quarter of 2002. This offset some, but not all, of the gains achieved in gross profit percentage in 2002 as compared to 2001. In addition, the cost reduction measures taken in the second half of 2001 have reduced our cost of goods sold, further enhancing our gross profit. Gross profit as a percent of net sales decreased by 14.7% in 2001 as compared to 2000. Adverse economic conditions originating in the second half of 2000, continued to negatively affect our results of operations in 2001. During the second half of 2000, a weakened demand for pipe related to the weakened economy, and decreasing PVC resin and pipe prices, decreased our gross profits. Decreased pipe and resin prices resulted in a lower of cost or market adjustment at year-end reducing pipe inventory by $2.1 million and $4.8 million in 2001 and 2000, respectively. The demand for pipe was further reduced by the reluctance of distributors to purchase pipe for inventory when pipe prices were dropping, and market conditions caused pipe prices to drop at a faster rate than resin prices. During 2001, the supply of pipe and PVC resin continued to be greater than demand for pipe and PVC resin. These continuing oversupply conditions caused PVC resin and pipe prices to drop throughout the year, resulting in further decreases in gross profits.

Operating expenses as a percentage of net sales decreased by 0.6% in 2002 as compared to 2001. The decrease is primarily the result of restructuring costs of $1.2 million incurred in the third quarter of 2001. The increase in operating expenses as a percentage of net sales in 2001 as compared to 2000 is the result of decreased net sales in combination with certain fixed operating expenses. Actual 2001 operating expenses, including the $1.2 million restructuring cost recorded in the third quarter, have decreased by $6.8 million, or 16%, as compared to operating expenses in 2000.

The decrease in non-operating expense in 2002 is primarily attributable to a decrease in interest rates for the unhedged portion of debt, a reduction in the balance of the Revolving Credit Facility and continued payments on the long-term debt. The actual decrease in non-operating expenses in 2001 as compared to 2000 of $4.1 million or 25% is primarily attributable to a decrease in the interest rates for the unhedged portion of the debt, continued payments on the long-term debt and the absence of expenses totaling $2.8 million related to a change in estimate to terminated acquisition costs recorded in 2000. These expense savings were partially offset by an increase in the Revolver Credit balance of our Senior Credit Facility due to the repurchase of stock in connection with our modified "Dutch Auction" completed in the second quarter of 2001, as well as a loss resulting from the write-off of non-productive assets in the fourth quarter of 2001.

The income tax provision (tax benefit) for the twelve months ended December 31, 2002 and 2001 were calculated based on management's estimates of the annual effective tax rate for the year. The annual effective tax rate for 2002 reflects our statutory federal and applicable state tax rates of approximately 39.5%, up from 36.3% in 2001. The 2001 rate was impacted by rate increases in certain states in which we operate, offset by an adjustment of accruals associated with certain tax contingencies.

Liquidity and Capital Resources

On February 28, 2002, we entered into amended loan agreements with the lenders of our Senior Credit Facility and holders of the Senior Subordinated Notes, and completed a sale-leaseback transaction for certain of our manufacturing facilities and the Eugene office building. In connection with these revisions, the lenders of the Senior Credit Facility and holders of the Senior Subordinated Notes waived any event of default arising from the Company's past inability to comply with the financial covenants of these agreements. As a result of these transactions, principal payments under the revised Senior Credit Facility were reduced to $2.9 million annually, with principal payments on Term Note A due in quarterly installments of $0.7 million beginning March 31, 2002. Additionally, the amount available under the Revolving Credit Facility was reduced from $50 million to $40 million.

Proceeds from the sale-leaseback transaction, along with proceeds from the February 2002 sale of certain assets, were used to reduce Term Note A from $23.8 million to $17.6 million and pay Term Note B in full. The remaining proceeds were used to reduce the balance of the Company's Revolving Credit Facility by approximately $4 million.

On September 30, 2002, we entered into a revised financing agreement with the lenders of our Senior Credit Facility and an amended agreement with holders of the Senior Subordinated Notes. Under the terms of the agreements, the Company increased the amount of its Senior Term Loan from $15.2 million to $18.0 million and decreased the annual principal payments from $2.9 million to $2.6 million. The proceeds of $2.8 million from the revision of the Senior Term Loan were used to pay down the Revolving Credit Facility to $8.0 million. Changes to certain provisions in the borrowing base calculation of the Senior Credit Facility were made to increase the availability of funds under the Revolving Credit Facility by $6.0 million. The maximum amount available under the Revolving Credit Facility was increased from $40 million to $45 million between February and May of each year. The Company incurred $0.2 million in additional financing costs to complete these transactions which were capitalized and will be amortized over the life of the respective loans. Under the amended agreement, the term of the Senior Credit Facility was extended by one year to September 2005 and the interest rates were reduced by 0.25%.

The Company's obligations at December 31, 2002 under various long-term debt arrangements, including the 2002 sale-leaseback transaction accounted for as a financing obligation, operating leases and other arrangements are summarized in the following table:

Scheduled Contractual Obligations	*Total*	*2003*	*2004*	*2005*	*2006*	*2007*	*After 5 Years*
Term Note	$17,350	$2,600	$2,600	$12,150	$ —	$ —	$ —
Senior Subordinated Notes	30,870	—	—	10,290	10,290	10,290	—
Financing lease obligation	31,254	1,651	1,651	1,651	1,651	1,651	22,999
Operating leases	3,280	851	681	312	317	323	796
Other notes	330	330	—	—	—	—	—
	$83,084	$5,432	$4,932	$24,403	$12,258	$12,264	$23,795

At December 31, 2002, the Company had a contingent liability for standby letters of credit totaling $2.2 million that are issued and outstanding. These letters of credit guarantee payment to third parties in the event the Company is unable to pay in a timely manner. Standby letters of credit reduce the funds available under the revolving credit facility. No amounts were drawn on these letters of credit as of December 31, 2002.

Our Senior Credit Facility includes a revolving credit facility with an availability of $40 million, increasing to $45 million between February and May of each year, through September 2005.

Cash provided by operating activities was $55,000 in 2002, compared to $14.1 million and $35.4 million in 2001 and 2000, respectively. In addition to net income of $0.6 million, the primary sources of cash in 2002 were non-cash expenses of $13.2 million and a federal tax refund of $4.9 million, offset by $18.6 million of increases in working capital needs. Working capital increased $15.0 million from the prior year to $13.6 million in 2002.

Investing activities provided $0.6 million in 2002 and used $3.1 million and $9.4 million in 2001 and 2000, respectively. In 2002, we sold our Hillsboro manufacturing facility and certain equipment for $1.4 million, which was partially offset by capital expenditures of $0.8 million. The primary use of cash in 2001 and 2000 was capital improvements, including the 2000 purchase of a manufacturing facility and related equipment in Phoenix, Arizona. Fiscal 2002 capital expenditures of $0.8 million were held to minimum required levels and are not representative of our annual requirements. Fiscal 2001 capital expenditures of $3.4 million reflect a spending program more consistent with our recurring replacement needs.

Financing activities used $1.0 million in 2002. In addition to the previously discussed revisions to our Senior Credit Facility, we entered into a sale-leaseback transaction which generated $13.4 million in proceeds. The proceeds were used to reduce the term debt by $8.8 million. The remaining proceeds of approximately $4 million were used to pay down the Revolving Credit Facility. Financing activities used cash of $11.3 million and $27.8 million in 2001 and 2000, respectively. In 2001, $11.8 million provided from the Revolving Credit Facility and $9.2 million provided from operating activities was used to repay $10.0 million in long-term debt and fund the repurchase of approximately $11 million of our common stock.

As described above, the Company entered into a sale-leaseback transaction agreement on February 28, 2002 for certain manufacturing facilities and the Eugene office building. As a result of the sale-leaseback transaction, a financing lease obligation of $13.6 million, net of a debt discount of $0.4 million, was recorded based on the collective estimated fair value of the financing lease obligation and warrant on the date issued. No gain or loss was recognized on the transaction. The financing lease obligation, which expires in September 2022, requires an annual lease payment of $1.7 million, including interest at a rate of 11.46%. The financing lease includes certain financial covenants and requires the company to maintain an irrevocable letter of credit equal to one year's lease payments. The company has a purchase option at the end of the lease term at an amount equal to the greater of the fair market value of the leased assets or $14.7 million. If the purchase option is not exercised and the company does not terminate the lease, the lease will automatically renew for a term of 10 years.

We had commitments for capital expenditures of $0.2 million at December 31, 2002, which we intend to fund from our Revolving Credit Facility.

We announced a restructuring plan on July 26, 2001 to align our operations with market conditions. The restructuring plan included an 11% reduction to our workforce, permanently closing our Hillsboro manufacturing facility, temporarily closing our Phoenix, Arizona facility, and initiating focused cost reduction programs across the Company. By December 31, 2001, we paid out approximately $0.8 million in severance payments to 93 employees, with a remaining balance owing of $0.4 million to be paid in contracts extending through April 2004. We believe the restructuring plan will provide us with annual cost savings in excess of $8 million, the majority of which will occur in reduced manufacturing costs. (See "Future Outlook and Risks to Our Business.")

On August 1, 2000, we completed the acquisition of a 41,000 square foot PVC pipe manufacturing facility in Phoenix, Arizona and certain related production equipment located in the facility from Uponor ETI Company (Uponor). As part of our restructuring plan discussed in the preceding paragraph, we temporarily ceased operations in the Phoenix facility and are maintaining the plant in an idled status. We have long been active in the Phoenix market, servicing it primarily from our facilities in southern California. We expect, when market conditions warrant the re-opening of this facility, we will be able to better serve our customers throughout the Southwest. While the production volume for 2001 of 10 million pounds was only 35% of plan, we expect production from the Phoenix facility will grow to approximately 65 million pounds as market conditions warrant to match that of our other facilities after completion of planned capital improvements. Total capital expenditures, including the purchase price, as well as the procurement of additional equipment are expected to total $13.0 million upon completion of the facility, of which $6.2 million had been incurred through December 31, 2001. We intend to fund this expansion from operating profits, and if needed, from our revolving credit facility.

On May 26, 2000, we received a $1.2 million settlement payment for "lost profits or business-related economic harm" from an action brought by us against certain responsible parties. This action was associated with environmental contamination to our Tacoma, Washington property that resulted from releases occurring on adjacent property not owned by us. This property was acquired as part of our September 16, 1999 acquisition of PWPipe. Approximately $1.0 million of the settlement payment was, for financial reporting purposes, recorded as a retroactive reduction to the September 16, 1999 acquisition price of PWPipe since this represented the resolution of a preacquisition matter. The balance of the payment was netted against litigation costs incurred in fiscal 2000. We are not a party to proposed clean-up plans currently being structured between the State of Washington and the responsible parties.

Recent Acquisition

On March 14, 2003, we acquired (the "Acquisition") all of the stock of Uponor ETI Company, a subsidiary of Uponor Oyj, a Finnish company. In connection with the acquisition, we formed a wholly-owned subsidiary. We merged the wholly-owned subsidiary into Uponor, which changed its name to Extrusion Technologies, Inc.

ETI is a technology based manufacturer of polyvinyl chloride (PVC) pipe primarily for municipal engineering applications. ETI utilizes proprietary processes or designs which result in superior strength to weight characteristics relative to competitive products. In addition to its PVC pipe products, ETI also manufactures plastic water meter boxes for residential and commercial applications through its wholly owned subsidiary, Mid-States Plastics, Inc. ETI operates production facilities in Texas, West Virginia, Missouri and Kentucky, from operating headquarters in Denver, Colorado. The acquisition of ETI allows for differentiation of products in a competitive commodity business and expands the geographic markets served by the Company.

The purchase price for ETI was approximately $28 million, of which $22 million was paid at closing. A working capital adjustment reduced the purchase price by approximately $2.5 million. Also, included in the purchase price are transaction costs of $0.6 million and royalties to be paid by ETI of $8 to $12 million over the next eight years based on the sales of specific products. The Acquisition will be accounted for as a purchase business combination, but has not been included in the 2002 statement of earnings as the acquisition took place after the end of fiscal 2002. The initial purchase price will be allocated to the assets acquired and liabilities assumed based on their preliminary estimated fair values, comprised of net current assets of $9.3 million, property, plant and equipment of $18.6 million, various intangible assets totaling $3.7 million and net deferred tax liabilities of $3.6 million.

The Acquisition was financed by an equity contribution from PW Eagle to ETI of $7 million, drawn from PW Eagle's Revolving Credit Facility, a new $5 million Term Note drawn under ETI's new financing facility, and a $10 million advance drawn from ETI's new Revolving Credit Facility. ETI will be operated as a stand-alone wholly owned subsidiary of PW Eagle, with each entity responsible for its own debts and obligations without any guarantees or cross defaults.

In connection with the Acquisition, ETI entered into a Senior Credit Facility consisting of (i) a Revolving Credit Facility of $25 million less the outstanding balance on the ETI Term Note and the ETI Equipment Notes (ii) a $5 million Term Note and (iii) potential Equipment Notes of up to $1.5 million. The ETI Revolving Credit Facility bears an interest rate of LIBOR plus 2.75%. ETI is required to pay a fee of .5% on the unused portion of the Revolving Credit Facility. Principal payments on the ETI Term Note are due in quarterly payments of $250,000 beginning on June 30, 2003 until it is paid in full on August 20, 2005. The Term Note bears an interest rate of LIBOR plus 3.25%. Additional payments on the Term Note will be made annually commencing December 31, 2003 for a cumulative total of $1 million from Excess Cash Flow, defined as EBITDA (Net Income plus interest, income taxes, depreciation, and amortization) minus non-financed capital expenditures, cash taxes, scheduled principal payments and cash interest. Payments on the ETI Equipment Notes will be made monthly at 1/60th of the total Note balance until paid in full on August 20, 2005. The Equipment Notes bear an interest rate of LIBOR plus 3.25%. As of the date of Acquisition, there are no outstanding Equipment Notes.

Under this ETI Senior Credit Facility, ETI is required to comply with certain restrictive financial ratios and covenants relating to minimum fixed charge coverage, minimum interest coverage, funded debt to EBITDA, and maximum capital expenditures as well as other customary covenants, representations, warranties, and funding conditions. ETI is also required under the covenants to enter into a fixed rate agreement by April 1, 2003 with a minimum notional amount of $2,500,000. The ETI Senior Credit Facility is collateralized by nearly all of the assets of ETI.

In addition, PW Eagle amended its financing agreement with JP Morgan Partners, LLC, among other parties (collectively, the "Lenders"), to acknowledge and reflect the purchase of ETI. In connection with this amendment, PW Eagle issued to the Lenders 10-year warrants to purchase an aggregate of 350,000 shares of PW Eagle common stock for $9.50 per share. The warrants become exercisable on October 1, 2004. However, exercise is subject to the occurrence of certain events associated with a change in control of the Company, as defined, that may either delay exercise or effectively cancel the warrants. The warrants expire March 14, 2013 unless earlier terminated.

Future Outlook and Risks to Our Business

The statements contained in this section and statements contained in Items 1, 3, 7 and 7A of this Report on Form 10-K and the President's letter to shareholders in connection with our 2002 Annual Meeting of Shareholders regarding our beliefs and expectations that are not strictly historical are forward-looking statements made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements reflect our current expectations and beliefs as of March 14, 2003 and are based on information known to us and our assumptions as of that date. These forward-looking statements involve known and unknown business risks and risks that we cannot control. As a result, our statements may not come true and our operating results may differ materially from our stated expectations and beliefs.

Some of our current beliefs and expectations are discussed below along with risk factors that impact our industry and business.

Forward Looking Statements

We believe the Gross Domestic Product (GDP) is closely correlated to the demand for PVC resin and PVC pipe and we recognize that our business is tied to economic cycles. GDP increased by 2.4% in 2002, a significant improvement over the 0.3% increase in 2001. Because PVC producers and pipe producers began 2002 with low finished goods inventories and GDP has improved, we believe the demand for PVC pipe and PVC resin was greater than supply during the first half of the year. We also believe that some of the demand for PVC pipe during the second quarter was the result of our customers increasing their inventory levels. Distributors began to decrease inventories during the second half of the year in anticipation of lower prices. However, in the second half of the fourth quarter PVC resin producers announced price increases for January 1, 2003 and pipe producers announced pipe price increases to reflect these increased raw material costs. As a result, distributors increased their purchases over normal seasonal levels during the second half of the 2002 fourth quarter.

In spite of increased purchases by distributors in the latter part of 2002, we believe inventory levels of PVC pipe and PVC resin were relatively low at the end of 2002, making it likely that the demand for PVC pipe and PVC resin will be greater than supply during the first half of 2003, providing there is moderate growth in the economy.

In addition, the production of PVC may be limited by the availability of chlorine, a major raw material component of PVC resin. Chlorine capacity could be limited due to the closure of several chlorine manufacturing plants and, to our knowledge, no significant capacity has been added. This combination of industry conditions could lead to increased product pricing and increased margins in 2003.

Demand for PVC resin was strong in the first half of 2002 and PVC resin producers implemented price increases totaling fourteen cents per pound during the first seven months of the year. Pipe producers implemented several pipe price increases during the same period in response to these resin price increases. During the final four months of 2002, PVC resin prices decreased by three cents per pound in response to a weakening demand for PVC resin. During the same four months, PVC pipe prices decreased at a greater rate than PVC resin prices.

In response to increasing demand and relatively fixed current production capacity, pipe producers have implemented and announced several pipe price increases in response to resin price increases announced for the first four months of 2003. We believe these pipe price increases will have a positive impact on our margins.

Over time, we expect the demand for plastic pipe to grow as acceptance of plastic pipe over metal pipe continues and the overall economy continues to grow. Industry growth projections call for annual sales growth rates for plastic pipe of three percent or greater in 2003. The actual growth rate may be less than or greater than three percent based on short-term economic conditions. We have historically been, and expect in the future to be, able to grow at rates in excess of the industry average annual growth rate, due to our emphasis on customer satisfaction and product quality. Our strategy has been, and continues to be, to concentrate growth initiatives in higher profit products and geographic regions.

In response to the reduction in the price of PVC resin and demand for our products in 2001, we implemented operational and financial restructuring plans. In July of 2001, we announced an operational restructuring plan in response to the existing unfavorable PVC resin and PVC pipe price and poor economic conditions. We permanently closed and sold the Hillsboro, Oregon production facility, and temporarily suspended operations of the Phoenix, Arizona manufacturing facility until customer demand requires additional capacity. In the first quarter of 2002, we decreased our operating expenses, eliminating non-essential costs, and increased our production efficiencies. We also successfully completed our financial restructuring plan. Elements of the plan included a $13.6 million real estate sale-leaseback financing transaction, the sale of our Hillsboro, Oregon facility and certain equipment for approximately $1.3 million and the revision of our lending agreements.

We believe that the operational restructuring we completed in 2001 and the financial restructuring we completed in February 2002 and September 2002 have positioned the Company for continued viability and future success. We believe that these restructurings will allow us to meet our fixed charges even if the unfavorable economic conditions that we faced in 2001 return.

Risks Factors

The pipe industry and our business are heavily dependent on the price and trend of PVC resin, our main raw material.

Our gross margin percentage is sensitive to PVC and PE raw material resin prices and the demand for PVC and PE pipe. Historically, when resin prices are rising or stable, our margins and sales volume have been higher. Conversely, when resin prices are falling, our sales volumes and margins have been lower. During the first seven months of 2002, PVC resin producers implemented PVC price increases totaling fourteen cents per pound. During the last four months of 2002, PVC prices decreased by three cents per pound due to a decrease in demand for PVC. In response to increasing demand and relatively fixed current production capacity, PVC resin producers implemented a two-cent per pound price increase for January 2003 and a two-cent per pound price increase for February 2003. In addition, price increases of two-cents per pound in March 2003 and four-cents per pound in April 2003 have been announced.

Our gross margin decreases when the supply of PVC resin and PVC pipe is greater than demand. Conversely, our gross margins improve when PVC resin and PVC pipe are in short supply. In April 2001 a major producer of PVC resin filed for bankruptcy and, during the first quarter of 2001 ceased operations at two manufacturing facilities. This resulted in a reduction of approximately one billion pounds of production capacity, or 5% of the North American industry capacity. Although these two facilities have subsequently been purchased by two PVC producers, we do not expect this idled capacity to re-start in 2003. In addition, we believe the production of PVC resin may be limited by the availability of chlorine, a major raw material component.

The demand for our products is directly affected by the growth and contraction of the Gross Domestic Product and economic conditions.

Due to the commodity nature of PVC resin and PVC pipe and the dynamic supply and demand factors worldwide, historically the markets for both PVC resin and PVC pipe have been very cyclical with significant fluctuations in prices and gross margins. Generally, after a period of rising or stable prices, capacity has increased to exceed demand with a resulting decrease in prices and gross margins. Over the last ten years, there have been consolidations in both markets, particularly with respect to PVC resin manufacturers. During the same period, the capacity of PVC resin producers has increased from just over 9 billion pounds to over 18 billion pounds today. Published PVC resin prices have fluctuated from a low of approximately $.26 per pound in 1992 to a high of almost $.40 per pound in 1995 to a low of approximately $.25 per pound in 1999 to a high of approximately $.40 per pound in 2000, to a low of approximately $.25 per pound at the end of 2001 to its current level of approximately $.40 per pound in February 2003.

While we expect the demand for PVC pipe to continue to increase over the long term, we also expect that the industry will continue to be subject to cyclical fluctuations and times when supply will exceed demand, driving prices and margins down. These conditions could result from a general economic slowdown either domestically or elsewhere in the world or capacity increases in either the PVC resin or PVC pipe markets. As a result of the size of both the PVC resin and PVC pipe markets, and the consolidation that has occurred in these industries, we believe that fluctuations from capacity increases are likely to be less extreme than they have been historically. General economic conditions both in the United States and abroad will, however, continue to have a significant impact on our prices and gross margins.

We have a significant amount of outstanding debt and must continue to operate our business to meet our outstanding obligations.

We have a significant amount of indebtedness outstanding. As a result, we must allocate a significant portion of cash resources, now and in the future, to pay the principal and interest on this debt. During 2002, we implemented financial restructurings to reduce our annual fixed charges. While we believe these restructurings will allow us to meet our fixed charges even if the unfavorable economic conditions we faced in 2001 return, economic and market conditions could develop that cause us not to meet our fixed charges and default on our credit facilities. In the event of a default, we will be required to either obtain a waiver from our lenders or amend our lending agreements. There is no assurance that our lenders, note holders and lessors will waive any future default or agree to any future amendments of our credit facilities and leases. If we failed to obtain a waiver or an amendment, we would be required to obtain new financing from alternative financial sources. There is no assurance that we could obtain new financing, and if we did, there is no assurance that we could obtain terms as favorable as our current credit facilities.

Interest rates effect our ability to finance our indebtedness and may adversely effect the demand for our products when higher rates slow the growth of our economy.

We financed our purchase of PWPipe in 1999 using a $100 million Senior Credit Facility and approximately $32 million of Senior Subordinated Notes. On February 28, 2002, we completed a financial restructuring to reduce our floating interest rate term notes from $27.5 million to $17.6 million. On September 30, 2002 we modified our financing agreement with the lenders of our Senior Credit Facility. Changes to certain provisions of the Senior Credit Facility were made to increase the availability of funds under the Revolving Credit Facility by $6 million. The maximum amount available under the Revolving Credit Facility was increased from $40 to $45 million between February and May of each year. We increased the amount of the Senior Term Loan from $15.2 million to $18.0 million. We used these proceeds to pay down the Revolving Credit Facility to $8.0 million. However, even with the revisions made to the Senior Credit Facility and the Senior Subordinate Notes, our ability to service our debt remains sensitive to an increase in interest rates. Interest rate increases would further challenge our ability to pay the interest expense on our debt and fixed charges. In addition, an increase in interest rates could slow the growth of the economy and affect the demand for our products.

Other Risk Factors

In addition to the risk factors discussed above, our business is also affected by the following: (i) adverse weather conditions that result in a slow down in construction and the demand for our products; (ii) competition in the PVC resin and pipe industry that puts pressure on the price of PVC resin and the demand for PVC pipe; and (iii) net operating loss utilization.

For financial reporting purposes, the Company's cumulative deferred tax asset recorded in prior years totaling approximately $13.5 million associated with net operating loss carryforwards, has been fully utilized, including approximately $4.0 million in the first half of 2000. We have evaluated tax-reporting compliance relating to the past and fiscal 2000 utilization of the net operating loss carryforwards, and believe we have complied in all respects. A failure to meet the requirements could result in a loss or limitation of the utilization of carryforwards, which could have a material adverse effect on our financial position and results of operations in future periods.

Critical Accounting Policies

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported revenues and expenses during the reporting period. Management bases these estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the recorded values of certain assets and liabilities. Actual results could differ from these estimates.

Management believes the Company's critical accounting policies and areas that require more significant judgments and estimates used in the preparation of its financial statements include:

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts necessary to maintain the allowance at a level estimated to be sufficient to absorb future losses due to accounts that are potentially uncollectible. The allowance is based on our historical experience with prior year write-offs, aging of past due accounts, financial condition of the customer and the general economic conditions of our market place. Actual results could differ from these estimates under different assumptions resulting in an increase to the allowance for doubtful accounts and bad debt expense.

Inventory

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method and includes materials, labor and manufacturing overhead. Judgment by management is required to determine both replacement cost and market. We recorded a lower of cost or market adjustment in the fourth quarter of 2002 and 2001 reducing pipe inventory values by $0.05 and $2.1 million, respectively. A change in this management estimate would impact cost of goods sold and the inventory carrying value.

Property Equipment and Goodwill

Management periodically reviews its long-lived and intangible assets and goodwill for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of that asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset's carrying value over its estimated fair value. Management also periodically reassesses the estimated remaining useful lives of its long-lived assets. Changes to either estimated future undiscounted cash flows or useful lives would impact the amount of depreciation and amortization expense recorded in earnings.

Accounting for Income Taxes

Significant judgment by management is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. As part of the process of preparing our financial statements, management is required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet. Management must then assess the likelihood that deferred tax assets will be recovered from future taxable income and, to the extent management believes that recovery is not likely, a valuation allowance must be established. To the extent that a valuation allowance is established or increased, an expense within the tax provision is included in the Statement of Operations.

Insurance Liabilities

We self-insure our employees for health and dental related claims and record a claims liability based on claims history. The liability is based on external analysis of our historical claim activity and reporting trends. While management believes that the insurance liabilities are adequate at year-end, results could be materially different if historical trends do not reflect actual results.

Worker's Compensation Liability

We maintain an insurance liability for incurred and not paid and incurred but not reported employee related injuries. The liability is based on external analysis of our historical claim activity and reporting trends. While management believes that the worker's compensation liability is adequate at year-end, results could be materially different if historical trends do not reflect actual results.

Warranty Liability

The provision for expenses related to product warranty is reviewed regularly. Warranty liabilities are estimated using historical information on the frequency and average cost of warranty claims. Management studies trends of warranty claims to improve pipe quality, pipe installation techniques and minimize future claims. While management believes that the warranty liability is adequate at year-end, results could be materially different if historical trends do not reflect actual results.

Recent Accounting Pronouncements

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." This standard establishes new guidance on accounting for goodwill and intangible assets after a business combination is completed. The standard discontinues the amortization of goodwill and indefinite lived intangible assets, requiring instead the periodic testing of these assets for impairment. Goodwill, net of accumulated amortization, was $3.7 million as of December 31, 2002. The Company completed its transitional impairment testing during the second quarter of fiscal 2002. The policy for the periodic testing for impairment was finalized with the completion of the transitional testing. No change was made to the carrying value of goodwill as a result of the adoption of SFAS No. 142 or the annual testing completed in the third quarter of 2002. The effect of the change in accounting during the year ended December 31, 2002 was to increase net income by approximately $68,000, net of tax, or $.01 per diluted share. The amounts shown below reflect the effect of retroactive application of the non-amortization of goodwill as if the new method of accounting had been in effect in the prior periods.

(In thousands, except for per share amounts)	*2002*	*2001*	*2000*
Net income (loss)			
As reported	**$ 571**	$(12,856)	$18,218
Effect of goodwill amortization	—	71	68
As adjusted	**$ 571**	$(12,785)	$18,286
Basic earnings per share:			
As reported	**$0.09**	$ (1.80)	$ 2.34
Effect of goodwill amortization	—	0.01	0.01
As adjusted	**$0.09**	$ (1.79)	$ 2.35
Diluted earnings per share:			
As reported	**$0.06**	$ (1.80)	$ 1.72
Effect of goodwill amortization	—	0.01	0.01
As adjusted	**$0.06**	$ (1.79)	$ 1.73

There have been no changes in the carrying amount of goodwill for the year ended December 31, 2002. There have been no changes in the carrying amount of goodwill for the year ending December 31, 2001, other than the annual amortization of $0.1 million.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" requiring the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management believes the adoption of the provisions of this statement will not have a material effect on the Company's financial statements.

Effective January 1, 2002, the Company also adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement will require long-lived assets to be measured at the lower of carrying amount or fair value less cost to sell whether reported in continuing operations or in discontinued operations. This standard also broadens the presentation of discontinued operations to include disposals of assets below the segment level.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Management believes the adoption of the provisions of this statement will not have a material effect on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The disclosure requirements will be effective for the Company's quarter ended March 31, 2003. The Company previously adopted the provisions for product warranties and are disclosed in footnote 4 together with a summary of stand by letters of credit. These letters of credit guarantee payment to third parties in the event the Company is unable to pay its obligations in a timely manner.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" (FAS 148). This statement amends SFAS No. 123 "Accounting for Stock Based Compensation" (FAS 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. We have adopted the disclosure provisions effective for the year ended December 31, 2002. We will continue to report stock based compensation in accordance with APB 25 and provide pro forma disclosure in a tabular format for any period for which an income statement is presented.

Report of Independent Accountants

To the Stockholders and the Board of Directors
of PW Eagle, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of PW Eagle, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
February 6, 2003, except for Note 17, as to which the date is March 14, 2003

Balance Sheets

(in thousands, except for shares and per share amounts)

ASSETS

At December 31,	*2002*	*2001*
Current assets:		
Cash and cash equivalents	$ 337	$ 624
Accounts receivable, net	19,202	12,918
Inventories	38,917	33,390
Deferred income taxes	1,455	2,033
Income taxes receivable	—	4,156
Other current assets	650	1,250
Total current assets	60,561	54,371
Property and equipment, net	58,899	67,827
Goodwill	3,651	3,651
Other assets	10,291	11,561
Total assets	$ 133,402	$ 137,410
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Borrowings under revolving credit facility	$ 15,036	27,996
Current maturities of long-term debt	3,027	3,595
Accounts payable	9,344	16,145
Book overdraft	10,310	—
Accrued liabilities	9,224	8,066
Total current liabilities	46,941	55,802
Other long-term liabilities	1,817	3,625
Long-term debt, less current maturities	14,750	24,271
Financing lease obligations, less current maturities	13,105	—
Senior subordinated debt	30,870	29,453
Total liabilities	107,483	113,151
Commitments and contingencies (Note 6)		
Stockholders' equity:		
Series A preferred stock, 7% cumulative dividend; convertible; $2 per share liquidation preference; no par value; authorized 2,000,000 shares; none issued and outstanding	—	—
Undesignated stock, $.01 per share; authorized 14,490,000 shares; none issued and outstanding	—	—
Stock warrants	6,296	5,887
Common stock, par value $.01 per share; authorized 30,000,000 shares; issued and outstanding 7,002,950 and 6,886,625 shares, respectively	70	69
Class B common stock, par value $.01 per share; authorized 3,500,000 shares; none issued and outstanding	—	—
Additional paid-in capital	30,488	29,757
Unearned compensation	(920)	(434)
Notes receivable from officers and employees on common stock purchases	(835)	(1,039)
Accumulated other comprehensive income (loss)	74	(156)
Retained earnings (accumulated deficit)	(9,254)	(9,825)
Total stockholders' equity	25,919	24,259
Total liabilities and stockholders' equity	$ 133,402	$ 137,410

The accompanying notes are an integral part of the financial statements.

Statement of Operations

(in thousands, except for per share amounts)

Years ended December 31,	*2002*	*2001*	*2000*
Net sales	$ 251,275	$ 246,130	$ 343,974
Cost of goods sold	205,796	219,659	256,616
Gross profit	45,479	26,471	87,358
Operating expenses:			
Selling expenses	24,559	24,725	28,168
General and administrative expenses	9,232	8,612	13,290
Nonrecurring items	—	1,167	(195)
	33,791	34,504	41,263
Operating income (loss)	11,688	(8,033)	46,095
Other expenses (income):			
Interest expense	11,001	11,775	13,655
Other (income) expense, net	(257)	377	(249)
Nonrecurring items	—	—	2,845
	10,744	12,152	16,251
Income (loss) before income taxes	944	(20,185)	29,844
Income tax expense (benefit)	373	(7,329)	11,626
Net income (loss)	$ 571	$ (12,856)	$ 18,218
Earnings (loss) per share:			
Basic	$ 0.09	$ (1.80)	$ 2.34
Diluted	$ 0.06	$ (1.80)	$ 1.72
Shares used in earnings (loss) per shares calculation:			
Basic	6,717	7,139	7,778
Diluted	9,376	7,139	10,592

The accompanying notes are an integral part of the financial statements.

PW Eagle, Inc.

Statement of Stockholders' Equity

(in thousands)

Years Ended December 31, 2002, 2001 and 2000

	Series A Preferred Stock	*Stock Warrants*	*Common Stock*	*Additional Paid-in Capital*	*Unearned Compensation*	*Notes Receivable from Officers and Employees on Common Stock Purchases*	*Accumulated Other Comprehensive Income (Loss)*	*Retained Earnings (Accumulated Deficit)*	*Total*
Balance at December 31, 1999	$ 38	$ —	$77	$39,013	$(587)	$(1,296)	$ —	$(15,187)	$22,058
Net income	—	—	—	—	—	—	—	18,218	18,218
Stock grant	—	—	—	14	(14)	—	—	—	—
Conversion of preferred stock to common stock	(38)	—	1	37	—	—	—	—	—
Common stock issued									
Options exercised	—	—	3	934	—	—	—	—	937
Non-qualified stock options tax benefit	—	—	—	143	—	—	—	—	143
Payments received on notes receivable	—	—	—	—	—	115	—	—	115
Compensation expense	—	—	—	380	128	—	—	—	508
Balance at December 31, 2000	—	—	81	40,521	(473)	(1,181)	—	3,031	41,979
Comprehensive income (loss):									
Net loss	—	—	—	—	—	—	—	(12,856)	(12,856)
Transition adjustment relating to the adoption of FAS 133, net of taxes	—	—	—	—	—	—	(132)	—	(132)
Change in fair value of financial instrument designated as a hedge of interest rate exposure, net of taxes	—	—	—	—	—	—	(106)	—	(106)
Unrealized loss on securities from non-qualified deferred compensation plans	—	—	—	—	—	—	82	—	82
Other comprehensive loss									(156)
Comprehensive loss	—	—	—	—	—	—	—	—	(13,012)
Stock warrants (Note 7)	—	5,887	—	—	—	—	—	—	5,887
Common stock repurchases	—	—	(12)	(10,975)	—	—	—	—	(10,987)
Common stock issued									
Options exercised	—	—	—	7	—	—	—	—	7
Company sponsored programs	—	—	—	196	(85)	(77)	—	—	34
Non-qualified stock options tax benefit	—	—	—	8	—	—	—	—	8
Payments received on notes receivable	—	—	—	—	—	219	—	—	219
Compensation expense	—	—	—	—	124	—	—	—	124
Balance at December 31, 2001	—	5,887	69	29,757	(434)	(1,039)	(156)	(9,825)	24,259
Comprehensive income (loss):									
Net income (loss)	—	—	—	—	—	—	—	571	571
Change in fair value of financial instrument designated as a hedge of interest rate exposure, net of taxes	—	—	—	—	—	—	238	—	238
Unrealized gain (loss) on securities from non-qualified deferred compensation plans	—	—	—	—	—	—	(8)	—	(8)
Other comprehensive loss									230
Comprehensive loss	—	—	—	—	—	—	—	—	801
Stock warrants issued (Note 7)	—	409	—	—	—	—	—	—	409
Common stock issued									
Options exercised	—	—	—	33	—	—	—	—	33
Company sponsored programs	—	—	1	748	(749)	—	—	—	—
Non-qualified stock options tax benefit	—	—	—	45	—	—	—	—	45
Payments received on notes receivable, net of settlement	—	—	—	(95)	—	204	—	—	109
Compensation expense	—	—	—	—	263	—	—	—	263
Balance at December 31, 2002	$ —	$6,296	$70	$30,488	$(920)	$(835)	$74	$ (9,254)	$25,919

The accompanying notes are an integral part of the financial statements.

Statement of Cash Flows

(in thousands)

Years ended December 31,	*2002*	*2001*	*2000*
Cash flows from operating activities:			
Net income	**$ 571**	$ (12,856)	$ 18,218
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Gain on sale of land held for sale	**—**	—	(249)
Gain (loss) on disposal of fixed assets	**(252)**	409	54
Depreciation and amortization	**8,958**	9,463	8,363
Loss on impairment of assets	**—**	400	—
Amortization of debt issue costs, discounts and premiums	**1,968**	1,990	2,017
Receivable provisions	**523**	(80)	1,049
Inventory writedown to estimated market value	**50**	2,098	4,825
Deferred income taxes	**1,057**	(3,087)	4,977
Issuance of subordinated debt for interest payment	**685**	671	658
Non-cash compensation	**255**	206	508
Change in assets and liabilities:			
Accounts receivable	**(6,807)**	5,407	6,864
Income taxes receivable/payable	**4,156**	(632)	(3,376)
Inventories	**(5,577)**	8,903	(3,439)
Other current assets	**(425)**	11	(31)
Accounts payable	**(6,801)**	9,435	(9,896)
Accrued liabilities	**1,054**	(8,374)	4,347
Other	**640**	174	465
Net cash provided by operating activities	**55**	14,138	35,354
Cash flows from investing activities:			
Purchases of property and equipment	**(843)**	(3,362)	(11,450)
Proceeds from property and equipment disposals	**1,378**	77	24
Proceeds from sale of land held for sale	**—**	—	940
Payments on notes receivable	**112**	219	87
Purchase price reduction, litigation recovery	**—**	—	1,000
Net cash provided by (used in) investing activities	**647**	(3,066)	(9,399)
Cash flows from financing activities:			
Change in cash overdraft	**10,310**	(1,129)	(4,612)
Borrowings under revolving credit facility	**251,584**	276,991	346,357
Payments under revolving credit facility	**(261,695)**	(265,453)	(360,457)
Proceeds from financing lease obligation	**13,352**	—	—
Payment on financing lease obligation	**(345)**	—	—
Repayment of long-term debt	**(13,035)**	(10,041)	(10,033)
Payment of debt issuance costs/financing costs	**(1,193)**	(686)	—
Issuance of common stock under stock option plan	**33**	41	937
Common stock repurchases	**—**	(10,987)	—
Net cash used in financing activities	**(989)**	(11,264)	(27,808)
Net change in cash and cash equivalents	**(287)**	(192)	(1,853)
Cash and cash equivalents, beginning of year	**624**	816	2,669
Cash and cash equivalents, end of year	**$ 337**	$ 624	$ 816

The accompanying notes are an integral part of the financial statements.

1. Significant Accounting Policies

The Company — PW Eagle, Inc., a Minnesota corporation, manufactures and distributes polyvinyl chloride (PVC) pipe and fittings, and polyethylene (PE) pipe and tubing products used for turf and agricultural irrigation, natural gas transmission, water wells, fiber optic lines, electronic and telephone lines, potable water and sewage transmission, and commercial and industrial plumbing. We distribute our products primarily west of the Ohio and Mississippi rivers, including Hawaii and Alaska, with minimal shipments to select foreign countries. The Company operated under the name of Eagle Pacific Industries, Inc. through June 15, 2000.

Cash Equivalents — The Company considers all highly liquid temporary investments with an original maturity of three months or less when purchased to be cash equivalents.

Inventories — Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method and includes materials, labor and manufacturing overhead. The Company's principal raw material used in production is PVC resin which is subject to significant market price fluctuations.

Property and Equipment — Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed on the straight-line method over estimated useful asset lives (shorter of asset life or lease term for leasehold improvements). Useful lives range from 10 to 30 years for buildings and improvements and 3 to 8 years for equipment and fixtures. Maintenance and repairs are charged to operations as incurred. Major renewals and betterments are capitalized. Fully depreciated assets are retained in property and accumulated depreciation accounts until removed from service. Upon disposal, assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to operations. The carrying value of property and equipment is evaluated for impairment based on historical and projected undiscounted cash flows whenever events or circumstances indicate that the carrying value may not be recoverable.

Deferred Financing Costs — Deferred financing costs are amortized over the term of the related indebtedness using the effective interest method.

Assets Held for Sale — Assets held for sale are stated at the lower of cost or net realizable value. In conjunction with the development of the West Jordan, Utah, manufacturing facility, the Company was required to purchase and develop land for an entire industrial park. The Company is currently in the process of selling the excess land. As a result of the restructuring initiated in 2001, the Company closed the Hillsboro production facility and relocated certain equipment to other production facilities within the Company. The Hillsboro land, building and equipment not relocated to other facilities were transferred from property and equipment to assets held for sale in 2001. In February 2002, the Hillsboro land, building and equipment were sold. Assets held for sale are stated at the lower of cost or net realizable value and are classified as non-current other assets in the balance sheet.

Goodwill — Goodwill has been recorded for the excess of the purchase price over the fair value of net assets acquired in acquisitions and was, prior to January 1, 2002, being amortized using the straight-line method over 40 years. The carrying value is evaluated for impairment on an annual basis and whenever events and circumstances indicate a potential impairment may exist. Impairment is evaluated based on historical and projected undiscounted cash flows.

Fair Value of Financial Instruments — Management estimates that the carrying value of long-term debt approximates fair value. The estimated fair value amounts have been determined through the use of discounted cash flow analysis using interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities. All other financial instruments, including accounts receivable, accounts payable and accrued liabilities, approximate fair value because of the short-term nature of these instruments.

Revenue Recognition — Revenue is recognized upon shipment to customers, primarily with FOB shipping point terms. Provisions are made for sales discounts and allowances at the time product sales are recognized based on historical experience and the terms and conditions of sales incentive agreements. Shipping and handling costs associated with product sales are classified as a component of selling expenses and amounted to $15.8 million, $15.8 million and $15.7 million for the years ending December 31, 2002, 2001 and 2000, respectively.

Product Warranty — The Company's products are generally under warranty against defects in material and workmanship for a period of one year; however, one of the Company's products has a 50-year warranty and another has a lifetime warranty for as long as the original purchaser owns the property where this product was originally installed. The Company has established a warranty accrual for its estimated future warranty costs using historical information on the frequency and average cost of warranty claims.

Income Taxes — Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using currently enacted tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Earnings Per Share — Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding and dilutive shares relating to stock options, warrants and restricted stock.

Comprehensive Income — Components of comprehensive income for the Company include net income, the transition adjustment for the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," changes in fair market value of the financial instrument designated as a hedge of interest rate exposure and changes in the fair market value of securities in the non-qualified deferred compensation plans. These amounts are presented in the Statements of Changes in Stockholders' Equity and Comprehensive Income. As no items of other comprehensive income occurred during the year ended December 31, 2000, comprehensive income is the same as net income as reported for fiscal 2000.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation — The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Had the Company used the fair value-based method of accounting to measure compensation expense for its stock-based compensation plans beginning in 1995 and charged compensation expense against income over the vesting periods, net income and the related basic and diluted per common share amounts would have been reduced to the following pro forma amounts (in thousands, except for per share amounts):

	2002	*2001*	*2000*
Net income (loss) applicable to common stock, as reported	**$571**	$(12,856)	$18,218
Add: Stock-based employee compensation expense included in reported net income, net of tax	**263**	124	508
Less: Stock-based employee compensation expense under fair value-based method, net of tax	**(604)**	(532)	(829)
As adjusted	**$ 230**	$(13,264)	$17,897
Basic earnings per common share:			
As reported	**$ 0.09**	$ (1.80)	$ 2.34
Pro forma	**0.03**	(1.86)	2.30
Diluted earnings per common share:			
As reported	**$ 0.06**	$ (1.80)	$ 1.72
Pro forma	**0.02**	(1.86)	1.69

Note 10 to the financial statements contains the significant assumptions used in determining the underlying fair value of options.

Reclassifications — Certain reclassifications have been made to the prior year financial statements to conform to the 2002 presentation. Such reclassifications had no effect on net income or stockholders' equity as previously reported.

Recent Accounting Pronouncements — Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." This standard establishes new guidance on accounting for goodwill and intangible assets after a business combination is completed. The standard discontinues the amortization of goodwill and indefinite lived intangible assets, requiring instead the periodic testing of these assets for impairment. Goodwill, net of accumulated amortization, was $3.7 million as of December 31, 2002 and is included in non-current "Other assets" on the accompanying balance sheet. The Company completed its transitional impairment testing during the second quarter of fiscal 2002. The policy for the periodic testing for impairment was finalized with the completion of the transitional testing. No change was made to the carrying value of goodwill as a result of the adoption of SFAS No. 142 or the annual testing completed in the third quarter of 2002. The effect of the change in accounting during the year ended December 31, 2002 was to increase net income by approximately $68,000, net of tax, or $.01 per diluted share. The amounts shown below reflect the effect of retroactive application of the non-amortization of goodwill as if the new method of accounting had been in effect in the prior periods.

(In thousands, except for per share amounts)	*2002*	*2001*	*2000*
Net income (loss)			
As reported	**$ 571**	$(12,856)	$18,218
Effect of goodwill amortization	—	71	68
As adjusted	**$ 571**	$(12,785)	$18,286
Basic earnings per share:			
As reported	**$0.09**	$ (1.80)	$ 2.34
Effect of goodwill amortization	—	0.01	0.01
As adjusted	**$0.09**	$ (1.79)	$ 2.35
Diluted earnings per share:			
As reported	**$0.06**	$ (1.80)	$ 1.72
Effect of goodwill amortization	—	0.01	0.01
As adjusted	**$0.06**	$ (1.79)	$ 1.73

There have been no changes in the carrying amount of goodwill for the year ended December 31, 2002. There have been no changes in the carrying amount of goodwill for the year ending December 31, 2001, other than the annual amortization of $0.1 million.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" requiring the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management believes the adoption of the provisions of this statement will not have a material effect on the Company's financial statements.

Effective January 1, 2002, the Company also adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement will require long-lived assets to be measured at the lower of carrying amount or fair value less cost to sell whether reported in continuing operations or in discontinued operations. This standard also broadens the presentation of discontinued operations to include disposals of assets below the segment level. Management believes the adoption of the provisions of this statement will not have a material effect on the Company's financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Management believes the adoption of the provisions of this statement will not have a material effect on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The disclosure requirements will be effective for the Company's quarter ended March 31, 2003. The Company has accruals for product warranties which are disclosed in Note 4 together with a summary of stand by letters of credit. These letters of credit guarantee payment to third parties in the event the Company is unable to pay its obligations in a timely manner.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" (FAS 148). This statement amends SFAS No. 123 "Accounting for Stock Based Compensation" (FAS 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. We have adopted the disclosure provisions effective for the year ended December 31, 2002. The annual impact of a change to a fair value model has been disclosed in Note 1. The Company will continue to report stock based compensation in accordance with APB 25 and provide pro forma disclosure in a tabular format for any period for which an income statement is presented effective for periods ending after December 31, 2002.

2. Other Financial Statement Data

The following provides additional information concerning selected balance sheet accounts (in thousands):

	2002	*2001*
Accounts receivable		
Trade receivables	**$ 23,616**	$16,809
Allowances	**(4,414)**	(3,891)
	$ 19,202	$12,918
Inventories		
Raw materials	**$ 8,770**	$ 7,968
Finished goods	**30,147**	25,422
	$ 38,917	$33,390
Property and equipment		
Land	**$ 5,488**	$ 5,488
Buildings and leasehold improvements	**20,711**	20,657
Machinery and equipment	**59,149**	58,955
Furniture and fixtures	**2,761**	2,767
Equipment components	**3,490**	4,148
Construction-in-progress	**2,243**	1,805
	93,842	93,820
Accumulated depreciation	**(34,943)**	(25,993)
	$ 58,899	$67,827
Other assets		
Deferred financing costs, net of accumulated amortization of $4,109 and $2,893, respectively	**3,963**	3,349
Assets held for sale	**1,447**	1,447
Deferred income taxes	**2,986**	3,465
Other	**1,895**	3,300
	$ 10,291	$11,561
Accrued liabilities		
Accrued payroll and benefits	**$ 5,944**	$ 3,453
Accrued interest	**264**	1,556
Self-insurance reserves	**1,313**	1,515
Restructuring	**63**	408
Other	**1,640**	1,134
	$ 9,224	$ 8,066

At December 31, 2002 and 2001, a writedown of $0.05 million and a $2.1 million, respectively, was recorded to reduce inventories to estimated market value.

The Company currently maintains the Phoenix, Arizona facility and related equipment with an approximate net book value of $3.5 million in an idled status. The facility and equipment are subject to on-going depreciation charges totaling approximately $0.7 million annually.

Included in assets held for sale, land, buildings and leasehold improvements above are the cost of land and buildings currently under a financing lease of $16.4 million and accumulated amortization of $2.1 million.

On May 26, 2000, the Company received a $1.2 million settlement payment for "lost profits or business-related economic harm" from an action brought by the Company against certain responsible parties. This action was associated with environmental contamination to the Company's Tacoma, Washington property that resulted from releases occurring on adjacent property not owned by the Company. This property was acquired as part of the September 16, 1999 acquisition of PWPipe. Approximately $1.0 million of the settlement payment was, for financial reporting purposes, recorded as a retroactive reduction to the September 16, 1999 acquisition price of PWPipe since this represented the resolution of a preacquisition matter. The balance of the May 26, 2000 payment was netted against litigation costs incurred in 2000. The Company is not a party to proposed clean-up plans currently being structured between the State of Washington and the responsible parties.

Related Party Transaction — The Company has an arrangement with Spell Capital Partners, LLC under which the Company pays a monthly fee for office space and administrative support for two members of management and the Executive Committee of the Board of Directors. The Chief Executive Officer and the Chairman of the Board of Directors are both members of Spell Capital Partners, LLC. Administrative expense under this arrangement for the year ending December 31, 2002, 2001 and 2000 was $0.2 million.

The following provide supplemental disclosures of cash flow activity (in thousands):

	2002	*2001*	*2000*
Interest paid	**$ 9,248**	$ 8,027	$11,264
Income taxes (received) paid	**(4,983)**	(3,553)	10,317
Significant non-cash operating, investing and financing activities:			
Preferred stock exchanged for common stock	**—**	—	38
Additional paid in capital-stock compensation	**—**	—	380
Deferred financing costs related to the sale-leaseback transaction (including in other current assets and financing lease oblications)	**637**	—	—
Issuance of warrants relating to recapitalization/acquisition	**409**	—	—
Tax benefits related to stock options	**45**	8	143
Cancel note receivable in exchange for common stock	**(95)**	—	—
Transfers to assets held for sale	**—**	1,762	—
Transfer of revolver debt to term debt	**2,849**	—	—
Issuance of common stock in exchange for notes receivable	**—**	78	—
Cancellation of restricted stock	**(123)**	(102)	—
Issuance of restricted stock	**871**	186	14

3. Financing Arrangements

On February 28, 2002, the Company entered into amended loan agreements with the lenders of our Senior Credit Facility and holders of the Senior Subordinated Notes, and completed a sale-leaseback transaction for certain of our manufacturing facilities and the Eugene office building. In connection with these revisions, the lenders of the Senior Credit Facility and holders of the Senior Subordinated Notes waived any event of default arising from the Company's past inability to comply with the financial covenants of these agreements. As a result of these transactions, principal payments under the revised Senior Credit Facility were reduced to $2.9 million annually, with principal payments on Term Note A due in quarterly installments of $0.7 million beginning March 31, 2002. Additionally, the amount available under the Revolving Credit Facility was reduced from $50 million to $40 million.

Proceeds from the sale-leaseback transaction, along with proceeds from the February 2002 sale of certain assets, were used to reduce Term Note A from $23.8 million to $17.6 million and pay Term Note B in full. The remaining proceeds were used to reduce the balance of the Company's Revolving Credit Facility by approximately $4 million.

On September 30, 2002, the Company entered into a revised financing agreement with the lenders of its Senior Credit Facility and an amended agreement with holders of the Senior Subordinated Notes. Under the terms of the agreements, the Company increased the amount of its Senior Term Loan from $15.2 million to $18.0 million and decreased the annual principal payments from $2.9 million to $2.6 million. The proceeds of $2.8 million from the revision of the Term Loan were used to pay down the Revolving Credit Facility. Changes to certain provisions in the borrowing base calculation of the Senior Credit Facility were made to increase the availability of funds under the Revolving Credit Facility by $6.0 million. The maximum amount available under the Revolving Credit Facility was increased from $40 million to $45 million between February and May of each year. Under the amended agreement, the term of the Senior Credit Facility was extended by one year to September 2005 and the interest rates were reduced by 0.25%.

Under the revised financing agreements, the Company is required to comply with certain restrictive financial ratios and covenants relating to minimum net worth, minimum fixed charge coverage, minimum interest coverage, funded debt to EBITDA, and maximum capital expenditures, as well as other customary covenants, representations, warranties and funding conditions. Maintenance of these ratios and covenants is of particular concern given the uncertain economic climate in the United States. In response, management has implemented various cost reduction efforts and continues to focus on reducing costs in order to maintain compliance with its debt covenants. These efforts include the 2001 restructuring of operations, as well as the significant reduction in fixed and contractual charges associated with the Company's revised loan agreements and sale-leaseback transaction completed in 2002, as discussed above.

The Company incurred $1.9 million in additional financing costs in 2002 to complete the above transactions. These financing costs were capitalized and will be amortized over the life of the respective debt using the effective interest method.

Current and long-term obligations at December 31, consisted of the following (in thousands):

	2002	*2001*
Term Note A	**$17,350**	$23,750
Term Note B	—	3,750
Senior Subordinated Notes	**30,870**	29,453
Financing Lease Obligations	**13,202**	—
Various installment notes payable	**330**	366
	$61,752	$57,319

Term Note A bears interest at a rate equal to the LIBOR plus 2.75%. The LIBOR rate at December 31, 2002 and 2001 was 1.5% and 2.125%, respectively. The Company was in violation of a financial covenant as of December 31, 2002. The Company's lenders amended the financial covenants on February 11, 2003 to cure the covenant violation. Outstanding notes issued pursuant to the Revolving Credit Facility bear interest at a rate equal to LIBOR plus 2.50%. The Company is required to pay a fee equal to 0.5% of the unused portion of the Revolving Credit Facility. At December 31, 2002, the Company had excess borrowing capacity of $20.2 million, which was based on available collateral, including eligible accounts receivable and inventory.

In 1999, the Company entered into Senior Subordinated Notes totaling $32.5 million ($26.4 million recorded amount net of debt discount described below) with detachable warrants to purchase an aggregate of 1,940,542 shares of Company common stock. Interest on the Senior Subordinated Notes is payable at a fixed rate per annum equal to 14% beginning on December 20, 1999, and on the 20th day of each March, June, September and December thereafter until the entire principal and interest is paid in full on September 20, 2007. Of this interest, 12% is payable in cash and 2% is accrued through the issuance of additional subordinated notes. Principal is due in three equal installments on September 20th of 2005, 2006 and 2007. The Senior Subordinated Notes provide for mandatory prepayment in the event of a change in control of the Company, as defined. A debt discount totaling $6.1 million was recorded upon the issuance of the Senior Subordinated Notes based on the collective estimated fair value of the Senior Subordinated Notes and warrants on the date issued. The discount is being amortized as a yield adjustment over the term of the notes using the effective interest method. The unamortized discount related to these notes was $3.8 million and $4.5 million at December 31, 2002 and 2001, respectively. For the years ending December 31, 2002, 2001, and 2000, $0.7 million of the discount was recognized as interest expense in the income statement.

As described above, the Company entered into a sale-leaseback transaction agreement on February 28, 2002 for certain manufacturing facilities and the Eugene office building. As a result of the sale-leaseback transaction, a financing lease obligation of $13.6 million, net of a debt discount of $0.4 million, was recorded based on the collective estimated fair value of the financing lease obligation and warrant on the date issued. No gain or loss was recognized on the transaction. The financing lease obligation, which expires in September 2022, requires an annual lease payment of $1.7 million, including interest at a rate of 11.46%. The financing lease includes certain financial covenants and requires the Company maintain an irrevocable letter of credit equal to one year's lease payments. The Company has a purchase option at the end of the lease term at an amount equal to the greater of the fair market value of the leased assets or $14.7 million. If the purchase option is not exercised and the Company does not terminate the lease, the lease will automatically renew for a term of 10 years. In connection with this transaction, a warrant was issued to purchase 120,000 shares of Company common stock for $0.01 a share at any time through February 28, 2022. A debt discount totaling $409,000 has been recorded with the issuance of the warrant. The discount is being amortized using the effective interest method as a yield adjustment over the term of the lease. The unamortized discount relating to the financing lease obligation was $390,000 at December 31, 2002.

Scheduled aggregate annual maturities of amounts classified as debt obligations at December 31, 2002, under terms of the revised loan agreements and sale-leaseback financing lease obligation are (in thousands):

	Senior and Subordinated Debt and other notes	*Financing Lease Obligations*	*Total*
2003	$ 2,930	$ 1,651	$ 4,581
2004	2,600	1,651	4,251
2005	22,440	1,651	24,091
2006	10,290	1,651	11,941
2007	10,290	1,651	11,941
Thereafter	—	22,999	22,999
Total scheduled cash payments	48,550	31,254	79,804
Less amounts representing interest		(18,052)	(18,052)
Total amounts classified as debt obligations at December 31, 2002	$48,550	$ 13,202	$61,752

The weighted average interest rate on all short-term borrowings for the years ended December 31, 2002 and 2001, was 4.61% and 6.75%, respectively.

Management estimates that the fair market value of borrowing under the Senior Credit Facility, Senior Subordinated Notes, and the financing lease obligation approximates the carrying value at December 31, 2002, as the applicable interest rates approximate current market rates.

4. Guarantees

Product Warranties — The Company's products are generally guaranteed against defects in material and workmanship for one year. The product warranty liability is reviewed regularly by management to insure the Company's warranty allowance is adequate based on frequency and average cost of historical warranty claims activity. Management studies trends of warranty claim activity to improve pipe quality and pipe installation techniques to minimize future claims activity.

(In thousands)	*2002*	*2001*
Accrual for product warranties – beginning of year	**$ 200**	$ 225
Accruals for warranties issued during the year	**73**	99
Accruals related to pre-existing warranties (including changes in estimates)	**—**	—
Settlements made during the year	**(73)**	(124)
Accrual for product warranties – end of year	**$ 200**	$ 200

Standby Letters of Credit — The Company is required to maintain standby letters of credit totaling $2.2 million. These letters of credit guarantee payment to third parties in the event the Company is unable to pay in a timely manner. Standby letters of credit reduce the funds available under the revolving credit facility by $2.2 million. No amounts were drawn on these letters of credit as of December 31, 2002.

5. Derivative Instruments

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted (FAS 133). FAS 133 requires that all derivative instruments, such as interest rate swap contracts, be recognized in the financial statements and measured at their fair market value. Changes in the fair market value of derivative instruments are recognized each period in current earnings or shareholders' equity (as a component of other comprehensive income), depending on whether a derivative is designated as a part of a hedge transaction and, if it is, the type of hedge transaction. The adoption of FAS 133 did not have a material impact on the Company's primary financial statements, but did result in the recording of an unrealized loss of $132,000, net of tax, in other comprehensive income.

In the normal course of business, the Company is exposed to changes in interest rates. The Company has established policies and procedures that govern the management of these exposures through the use of financial instruments. By policy, the Company does not enter into such contracts for the purpose of speculation. In November 1999, under covenants of our Senior Credit Facility, the Company entered into an agreement to receive fixed and pay variable interest, with a notional amount of $25 million, to hedge 50% of the outstanding Senior Term Notes for three years with a LIBOR rate of 6.46%. This fixed-rate agreement expired in September 2002. Based on our current assessment of interest rates, we elected to not enter into another fixed-rate agreement.

The Company's objective in managing its exposure to interest rates is to decrease the volatility that changes in interest rates might have on earnings and cash flows. To achieve this objective, the Company uses a fixed rate agreement to adjust a portion of total debt, as determined by management, that is subject to variable interest rates. The Company designates this instrument as a cash flow hedge. Under the fixed rate agreement, the Company agrees to pay a fixed rate of interest. This contract is considered to be a hedge against changes in the amount of future cash flows associated with the Company's interest payments related to a portion of its variable rate debt obligations. Accordingly, the fixed rate agreement is reflected at fair value in the Company's balance sheet and the related gains or losses on this contract are deferred in shareholders' equity as a component of comprehensive income. However, to the extent that this contract is not effective in offsetting the change in interest cash flows being hedged, the ineffective portion is immediately recognized in earnings.

6. Commitments and Contingencies

The Company is subject to various legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In management's opinion, the disposition of present proceedings and claims will not have a material adverse effect on the Company's financial position, results of operations or cash flows in future periods.

The Company has non-cancelable operating leases for certain operating facilities that expire in 2010. The operating facility leases contain provisions for increasing the monthly rent with changes in the Consumer Price Index (CPI).

Future minimum lease payments at December 31, 2002, excluding CPI increases, are (in thousands):

2003	$ 851
2004	681
2005	312
2006	317
2007	322
Thereafter	797
	$3,280

Rent expense under all operating leases was $944,000, $918,000 and $852,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

7. Preferred Stock Redemption and Common Stock Purchase Warrants

On September 20, 1999, as part of the issuance of the Senior Subordinated Notes (Note 3), the Company redeemed $10.0 million of its outstanding 8% convertible preferred stock in exchange for $10.0 million Senior Subordinated Notes and detachable Warrants to purchase 597,090 shares of common stock. A loss of approximately $800,000 was recorded for financial reporting purposes (classified with preferred dividends in the 1999 Statement of Operations) on the retirement of the preferred shares, based on the fair value of the Senior Subordinated Notes and detachable warrant issued in the exchange. In addition, a detachable warrant to purchase 1,343,452 shares of common stock was issued in conjunction with the issuance of the $22.5 million senior subordinated note. All of the detachable warrants are exercisable to purchase the Company's common stock or Class B common stock at $0.01 per share and expire in ten years. The number of shares issuable upon exercise and the warrant exercise price are adjustable in the event the Company pays a dividend in common stock, subdivides or combines its common stock, or sells capital stock or options to purchase capital stock at a price less than the market price of its capital stock on the date of issuance or completes a capital reorganization or reclassification of its capital stock. The Company has granted the warrant holders a right of first refusal. The Company cannot sell or issue any of its common stock, options or convertible securities unless it has first offered to sell to each warrant holder its proportionate share. Certain affiliates of the Company granted the warrant holders tagalong rights that give the warrant holders the right to join any affiliate in the sale of any of their shares. In addition, the Company granted the warrant holders a put right, whereby in the event of a change of control of the Company, as defined, the warrant holders have the right to require the Company to purchase all or any part of the warrants or shares issuable upon exercise of the warrants. On March 20, 2001, the Company signed an agreement with the holders of its outstanding warrants to purchase 1,940,542 shares of common stock, whereby the warrant holders have agreed to cancel their right to require the Company to purchase their warrants (the "Put Rights") upon a change of control of the Company. In 2001, due to the cancellation of the Put Rights, the Company reclassified the stock warrants, which have a value of $5,887,000 to stockholders' equity.

In connection with the sale-leaseback transaction completed in the first quarter of 2002, the Company issued a warrant to purchase 120,000 shares of common stock at $0.01 per share. This warrant is exercisable at any time during the exercise period, which commenced February 28, 2002 and terminates on February 28, 2022. The warrant was valued at $409,000 and was reflected as an increase to stockholder's equity and a discount on the capital lease obligation.

8. Income Taxes

Deferred tax assets and liabilities represent temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes. Deferred tax assets are primarily related to amounts, which have been deducted for financial statement purposes but have not been deducted for income tax purposes and the tax effect of net operating loss carryforwards. Under the Tax Reform Act of 1986, certain future changes in ownership resulting from the sale of stock may limit the amount of net operating loss carryforwards that can be utilized on an annual basis. The Company has and continues to evaluate compliance relating to the utilization of the net operating loss carryforwards, and believes it has complied in all respects. A failure to meet the requirements could result in a loss or limitation of the utilization of carryforwards, which could have a material adverse effect on the Company's financial position and results of operations in future periods.

At December 31, 2002, the Company had a net deferred tax asset of approximately $4.4 million (approximately $5.5 million at December 31, 2001). The net deferred tax asset represents management's best estimate of the tax benefits that will more likely than not be realized in future years at each reporting date.

Deferred taxes as of December 31, 2002 and 2001, are summarized as follows (in thousands):

	2002	2001
Current deferred taxes:		
Lower of cost or market adjustment	$ 19	$ 436
Warranty reserve	77	77
Allowance for doubtful accounts	100	138
Accrued liabilities	701	798
Inventory cost capitalization	485	385
Other	73	199
	$ 1,455	$ 2,033
Long-term deferred taxes:		
Excess book over tax depreciation	$ (1,444)	$(1,483)
Subordinated debt original issue discount	(401)	(476)
Subtotal	(1,845)	(1,959)
Accrued liabilities	13	143
Non-compete agreement	144	162
Federal and state net operating loss carryforwards	3,788	3,918
State tax credit carryforwards	252	147
AMT credit carryforwards	461	1,047
Restricted stock options	173	—
Other	—	7
	$ 2,986	$ 3,465

Income tax expense (benefit) for the years ended December 31 consists of the following (in thousands):

	2002	2001	2000
Income (loss) before income taxes	$ 944	$(20,185)	$29,844
Current	(99)	(4,390)	6,649
Deferred	472	(2,939)	4,977
Income tax expense (benefit)	$ 373	$ (7,329)	$11,626

A reconciliation of the expected federal income taxes, using the effective statutory federal rate of 35%, with the provision (benefit) for income taxes is as follows (in thousands):

	2002	2001	2000
Expected federal expense	$ 330	$ (7,065)	$10,445
State taxes, net of federal benefit a nd credits	31	(738)	927
Other	12	474	254
Income tax expense (benefit)	$ 373	$(7,329)	$11,626

Amounts set forth as "Other" in the above table include adjustments deemed necessary in management's judgement associated with income tax contingencies and other matters.

As of December 31, 2002, the Company has approximately $9.0 million and $0.7 million of net operating loss carryforwards for federal and state tax purposes, respectively. The net operating losses for federal tax purposes will expire in 2021. The net operating losses for state tax purposes will expire at various dates beginning in 2006. As of December 31, 1999, the Company had net operating loss carryforwards for federal tax purposes of approximately $11.7 million, all of which have been utilized in the year ending December 31, 2000. The use of these carryforwards is dependent on the Company attaining profitable operations, and also could be limited in any one year under Internal Revenue Code Section 382 if there are significant ownership changes as a result of equity financings by the Company.

9. Earnings Per Common Share

Basic earnings per common share is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding. Diluted earnings per common share assumes conversion of convertible preferred stock as of the beginning of the year and the exercise of stock options and warrants using the treasury stock method, if dilutive. The following tables reflect the calculation of basic and diluted earnings per share:

(In thousands except for per share amounts)	2002	2001	2000
Net earnings available for per-share calculation	$ 571	$ (12,856)	$18,218
Weighted average shares – basic	6,717	7,139	7,778
Effect of stock warrants	2,037	—	1,939
Effect of other dilutive securities	622	—	875
Weighted average shares – diluted	9,376	7,139	10,592
Net earnings per share – basic	$ 0.09	$ (1.80)	$ 2.34
Net earnings per share – diluted	$ 0.06	$ (1.80)	$ 1.72

Options to purchase 205,040, 1,124,625 and 3,600 shares of common stock were outstanding at December 31, 2002, 2001 and 2000, respectively, but were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the common shares. Inclusion of these shares would have an anti-dilutive effect on the diluted EPS calculation. Stock warrants to purchase 1,940,542 shares of common stock and 182,500 shares of unvested restricted stock were outstanding at December 31, 2001, but were not included in the computation of diluted EPS because inclusion of these shares would have an anti-dilutive effect on the diluted EPS calculation.

10. Employee Benefit Plans

Benefit Plan — The Company's 401(k) plan covers all eligible employees. During 2002, the Company paid matching contributions of 50% of the first 6% of each plan participant's eligible contributions. The Company's board of directors determines an additional contribution based on the Company's performance to its annual plan. Eligible employees may elect to defer up to 25% (15% in 2001 and 2000) of their eligible compensation. Total amounts charged to operations were $2,063,000, $810,000 and $3,148,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Restricted Stock Grants — In 2002, 2001 and 2000, the Company awarded restricted stock grants of 142,625, 25,000, and 2,500 shares, respectively, to certain officers, directors and employees. The weighted average price on the grant date was $6.11, $7.44 and $5.63 for 2002, 2001 and 2000, respectively. These shares carry dividend and voting rights. Sales or transfers of these shares are restricted prior to the date of vesting. The shares vest 20% after three years, 30% after four years, and the remaining 50% after five years from the date of grant. The restricted stock is subject to an agreement requiring forfeiture by the officer, director or employee in the event of termination of employment prior to the vesting date for reasons other than death or disability. The restrictions lapse over five years. During 2002, 27,800 shares of restricted stock vested and 27,375 shares were cancelled due to the temporary departure of an officer and the retirement of a director. No restrictions lapsed during the years ending December 31, 2001 or 2000. However, during 2001, 29,000 shares of restricted stock were cancelled due to the retirement of the former president. As of December 31, 2002, 297,750 shares of restricted stock were outstanding.

Unearned compensation was charged for the fair value of the restricted shares at the time of award. The unearned compensation is shown as a reduction of stockholders' equity in the accompanying balance sheet and is being amortized as compensation expense ratably over the related vesting period. Total amounts charged to operations were $263,000, $124,000, and $128,000 for the years ended December 31, 2002, 2001, and 2000, respectively. The current year charge includes a reduction related to the cancellation of certain shares.

Stock-Based Compensation Plans — The Company's 1991 and 1997 stock option plans and its nonqualified stock option plan (the Plans) provide for the granting of 4.4 million of incentive or non-qualified stock options to key employees and directors. Generally, options outstanding under the Company's Plans: (i) are granted at prices equal to the fair value of the stock on the date of grant, (ii) generally vest ratably over a three to five year vesting period, and (iii) expire over a period not greater than ten years from the date of grant.

A summary of the status of the Company's stock options as of December 31, 2002, 2001 and 2000, and changes during the year ended on those dates is presented below (shares in thousands):

	2002		*2001*		*2000*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**1,125**	**$4.03**	1,059	$3.80	1,228	$2.61
Granted	**12**	**6.60**	151	5.72	160	10.99
Exercised	**(21)**	**1.52**	(4)	1.95	(327)	2.86
Canceled	**(64)**	**6.10**	(81)	4.22	(2)	2.75
Outstanding at end of year	**1,052**	**3.30**	1,125	4.03	1,059	3.80
Options exercisable at year end	**735**	**2.98**	659	2.50	452	2.04
Options available for future grant	**340**		288		358	
Weighted average fair value of options granted during the year		**4.43**		4.06		8.08

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002 (shares in thousands):

	Options Outstanding			*Options Exercisable*	
Range of Exercise Prices	*Number Outstanding*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number Exercisable*	*Weighted Average Exercise Price*
$ 1.50 to 2.13	457	4.2	$ 1.66	457	$ 1.66
2.75	3	4.0	2.75	3	2.75
3.09 to 4.63	360	7.1	3.43	202	3.45
6.60 to 7.50	102	8.3	7.39	21	7.37
$10.88 to 16.00	130	7.2	11.02	52	11.02
	1,052	5.9	$ 3.30	735	$ 2.98

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions and results:

	2002	2001	2000
Dividend yield	—	—	—
Expected volatility	**64%**	71%	73%
Expected life of option	**84 months**	84 months	84 months
Risk free interest rate	**5.15%**	4.49 – 4.99%	6.31 – 6.66%

11. Stockholders' Equity

In addition to the shareholders' equity activity described in Note 10, the following activity has taken place.

In the third and fourth quarters of 1999 in connection with the sale of common stock to the Company's directors and officers, the Company accepted promissory notes as partial payment for shares of the Company's common stock purchased. The promissory notes require that the principal balance be paid in full by the fourth quarter of 2004. The promissory notes bear interest at the rate of the Company's revolving credit facility in place during the term of the note. Interest is due beginning on December 30, 1999, continuing on the last day of each calendar year until the promissory note is paid in full. The note is a full recourse obligation of the individual.

In prior years, the Company established a program that provided loans to board members and various members of management to purchase shares of the Company. This program has since been terminated. Interest bearing, full recourse promissory notes totaling $138,000 remain outstanding at December 31, 2002, collateralized by approximately 55,000 shares purchased. These promissory notes require the principal balance be paid in full by December 31, 2004.

12. Restructuring Charge

In July 2001, the Company announced a restructuring plan to align the Company's operations with market conditions, reduce the Company's fixed costs, and improve profitability. These actions included a net reduction of 11% of the Company's workforce, permanently closing and selling the Hillsboro, Oregon production facility, temporarily suspending operations of the Phoenix, Arizona manufacturing facility until customer demand requires additional capacity, and initiating focused cost reduction programs. The restructuring charge of approximately $1.2 million is recorded as a nonrecurring expense in the Company's 2001 results of operations.

Under the restructuring plan, 93 positions, net of reversals, were eliminated. Severance payments totaling approximately $295,000 and $752,000 have been paid to employees in 2002 and 2001, respectively, with a balance owing of $63,000 at December 31, 2002 to be paid out under contracts extending through April 2004.

On February 22, 2002, the Company completed a sale of its previously closed production facility in Hillsboro, Oregon together with certain equipment for $1.3 million. Additionally, an analysis of the carrying value of equipment not included in the sale indicated that its carrying value exceeded net realizable value. And, as such, the financial statements reflect an asset impairment charge of $400,000 recorded during the fourth quarter of 2001 as a component of cost of goods sold.

13. Nonrecurring Items

(in thousands)	2002	2001	2000
Restructuring costs (Note 12)	$ —	$1,167	$ —
Corporate realignment costs associated with the PWPipe acquisition, recorded in the third quarter ended September 30, 1999 (a)	—	—	(195)
Terminated acquisition related costs (b)	—	—	2,845

(a) Adjustment in 2000 relates to reversal of severance accrual for employees no longer meeting the requirements of the severance package from the elimination of redundant positions following the Company's acquisition of PWPipe in September 1999. Payments against the accrual were $458,000 in 2000.

(b) On December 11, 1998, the Company entered into an agreement to acquire the PVC pipe business of Lamson & Sessions Co. of Cleveland, Ohio. The Company also signed an agreement to merge with a resin manufacturing facility owned and operated by CONDEA Vista Company. In April 1999, the Company terminated its agreements to acquire the PVC pipe business of Lamson & Sessions Co. and the Oklahoma City resin manufacturing facility owned and operated by CONDEA Vista Company. In 2000, in conjunction with prior termination agreements, the Company recorded a charge associated with the terminated acquisition related costs of $2,845,000.

14. Segment Information

The Company operates in one industry segment as a producer of PVC pipe and fittings and PE pipe and tubing for a wide variety of distributing customers. The Company operates from eight plants located in five states in the western and midwestern United States. The Company's distributing customer base is diverse, with no customer representing greater than 7% of net sales. The Company's distributors supply product to a broad range of end user markets, including agricultural and turf irrigation; potable water and sewage transmission; fiber optic, telephone and electrical transmission; natural gas transmission, and industrial and commercial plumbing.

The Company's sales are primarily within the United States; export sales are insignificant.

15. Significant Vendor Concentration

The Company acquires its primary raw materials from various sources. During the years ended December 31, 2002, 2001 and 2000, purchases of primary raw materials from two vendors totaled 79%, 77% and 87%, respectively, of total material purchases. Materials purchased represents the largest component of the Company's cost of sales. The loss of a key supplier could have a significant impact on our business.

16. Quarterly Financial Data (Unaudited)

(in thousands, except per share amounts)

Quarter ended:	*March*	*June*	*September*	*December*	*Year Ended*
2002					
Net sales	**$ 53,104**	**$ 76,380**	**$ 63,539**	**$ 58,252**	**$251,275**
Gross profit	**6,262**	**18,399**	**16,846**	**3,972**	**45,479**
Operating income (loss)	**(1,590)**	**7,979**	**9,208**	**(3,909)**	**11,688**
Income (loss) before taxes	**(4,270)**	**5,131**	**6,618**	**(6,535)**	**944**
Net income (loss)	**(2,635)**	**3,166**	**4,083**	**(4,043)**	**571**
Basic net earnings (loss) per share (a)	**(0.39)**	**0.47**	**0.61**	**(0.60)**	**0.09**
Diluted net earnings (loss) per share (a)	**(0.39)**	**0.33**	**0.43**	**(0.60)**	**0.06**
2001					
Net sales	$ 58,045	$74,263	$ 65,510	$ 48,312	$246,130
Gross profit	8,726	11,259	3,975	2,511	26,471
Operating income (loss)	798	2,015	(5,430)	(5,416)	(8,033)
Income (loss) before taxes	(2,218)	(880)	(8,594)	(8,493)	(20,185)
Net loss	(1,369)	(543)	(5,303)	(5,641)	(12,856)
Basic net loss per share (a)	(0.17)	(0.07)	(0.79)	(0.84)	(1.80)
Diluted net loss per share (a)	(0.17)	(0.07)	(0.79)	(0.84)	(1.80)

(a) The summation of quarterly net income per share does not equate to the calculation for the full fiscal year, as quarterly calculations are performed on a discrete basis.

17. Subsequent Events

Recent Acquisition

On March 14, 2003, the Company acquired (the "Acquisition") all of the stock of Uponor ETI Company, a subsidiary of Uponor Oyj, a Finnish company. In connection with the acquisition, we formed a wholly-owned subsidiary. We merged the wholly-owned subsidiary into Uponor, which changed its name to Extrusion Technologies, Inc.

ETI is a technology based manufacturer of polyvinyl chloride (PVC) pipe primarily for municipal engineering applications. ETI utilizes proprietary processes or designs which result in superior strength to weight characteristics relative to competitive products. In addition to its PVC pipe products, ETI also manufactures plastic water meter boxes for residential and commercial applications through its wholly owned subsidiary, Mid-States Plastics, Inc. ETI operates production facilities in Texas, West Virginia, Missouri and Kentucky, from operating headquarters in Denver, Colorado. The acquisition of ETI allows for differentiation of products in a competitive commodity business and expands the geographic markets served by the Company.

The purchase price for ETI was approximately $28 million, of which $22 million was paid at closing. A working capital adjustment reduced the purchase price by approximately $2.5 million. Also, included in the purchase price are transaction costs of $0.6 million and royalties to be paid by ETI of $8 to $12 million over the next eight years based on the sales of specific products. The Acquisition will be accounted for as a purchase business combination but has not been included in the 2002 statement of earnings as the acquisition took place after the end of fiscal 2002. The initial purchase price will be allocated to the assets acquired and liabilities assumed based on their preliminary estimated fair values, comprised of net current assets of $9.3 million, property, plant and equipment of $18.6 million, various intangible assets totaling $3.7 million and net deferred tax liabilities of $3.6 million.

The Acquisition was financed by an equity contribution from PW Eagle to ETI of $7 million, drawn from PW Eagle's Revolving Credit Facility, a new $5 million Term Note drawn under ETI's new financing facility, along with a $10 million advance drawn from ETI's new Revolving Credit Facility. ETI will be operated as a stand-alone wholly owned subsidiary of PW Eagle, with each entity responsible for its own debts and obligations without any guarantees or cross defaults.

In connection with the Acquisition, ETI entered into a Senior Credit Facility consisting of (i) a Revolving Credit Facility of $25 million less the outstanding balance on the ETI Term Note and the ETI Equipment Notes (ii) a $5 million Term Note and (iii) potential Equipment Notes of up to $1.5 million. The ETI Revolving Credit Facility bears an interest rate of LIBOR plus 2.75%. ETI is required to pay a fee of .5% on the unused portion of the Revolving Credit Facility. Principal payments on the ETI Term Note are due in quarterly payments of $250,000 beginning on June 30, 2003 until it is paid in full on August 20, 2005. The Term Note bears an interest rate of LIBOR plus 3.25%. Additional payments on the Term Note will be made annually commencing December 31, 2003 for a cumulative total of $1 million from Excess Cash Flow, defined as EBITDA (Net Income plus interest, income taxes, depreciation, and amortization) minus non-financed capital expenditures, cash taxes, scheduled principal payments and cash interest. Payments on the ETI Equipment Notes will be made monthly at 1/60th of the total Note balance until paid in full on August 20, 2005. The Equipment Notes bear an interest rate of LIBOR plus 3.25%. As of the date of Acquisition, there are no outstanding Equipment Notes.

Under this ETI Senior Credit Facility, ETI is required to comply with certain restrictive financial ratios and covenants relating to minimum fixed charge coverage, minimum interest coverage, funded debt to EBITDA, and maximum capital expenditures as well as other customary covenants, representations, warranties, and funding conditions. ETI is also required under the covenants to enter into a fixed rate agreement by April 1, 2003 with a minimum notional amount of $2.5 million. The ETI Senior Credit Facility is collateralized by nearly all of the assets of ETI.

In addition, PW Eagle amended its financing agreement with JP Morgan Partners, LLC, among other parties (collectively, the "Lenders"), to acknowledge and reflect the purchase of ETI. In connection with this amendment, PW Eagle issued to the Lenders 10-year warrants to purchase an aggregate of 350,000 shares of PW Eagle common stock for $9.50 per share. The warrants become exercisable on October 1, 2004. However, exercise is subject to the occurrence of certain events associated with a change in control of the Company, as defined, that may either delay exercise or effectively cancel the warrants. The warrants expire March 14, 2013 unless earlier terminated.

Other Matters

On February 20, 2003, the Company announced a strategic restructuring of its business operations into two core business units. These business units will consist of the polyvinyl chloride (PVC) pipe operations and the polyethylene (PE) pipe operations. The PVC pipe business will continue to operate as "PWPipe" and the PE pipe business will operate as "PW Poly."

The Company had net sales of PVC pipe and PE pipe in 2002 and 2001 of approximately $240 million and $11 million, and $230 million and $16 million, respectively. The PE business currently operates from one of the Company's two manufacturing plants located in Hastings, Nebraska and a distribution warehouse in Baker City, Oregon.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is currently traded on the Nasdaq Stock Market under the symbol "PWEI." The following table sets forth the high and low closing prices of a share of common stock for each fiscal quarter in 2002 and 2001:

	High	*Low*
Year ended December 31, 2002:		
First Quarter	$ 6.10	$3.69
Second Quarter	7.15	5.56
Third Quarter	6.50	3.15
Fourth Quarter	5.01	2.95
Year ended December 31, 2001:		
First Quarter	$ 9.06	$6.81
Second Quarter	10.22	6.53
Third Quarter	6.53	2.72
Fourth Quarter	4.60	2.86

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. On March 14, 2003, there were 7,115,950 shares of common stock outstanding held by approximately 1,401 shareholders of record and approximately 2,610 shareholders in street name. Common stock outstanding increased 113,000 shares during the first quarter of 2003 due to the exercise of 105,000 currently exercisable stock options and a restricted stock grant of 8,000 shares to an officer of the Company.

We have never paid a cash dividend on our common stock. Payment of common stock dividends is at the discretion of the board of directors, subject to our lending arrangements, which currently restrict the payment of dividends. The board of directors plans to retain future earnings, if any, for operations and does not intend to pay common stock dividends in the near future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table reflects certain information about our equity compensation plans as of December 31, 2002.

(In thousands, except for weighted average exercise price)	*Number of securities to be issued upon exercise of outstanding options, warrants and rights*	*Weigted-average exercise price of outstanding options, warrants and rights*	*Number of securities remaining available for future issuance under compensation plans*
Equity compensation plans approved by security holders			
Stock options	1,052	$3.30	340
Warrants	2,060	0.01	—
Equity compensation plans not approved by security holders	—	—	—
Total	3,112	$1.12	340

Selected Financial Data

SUMMARY OF OPERATIONS *(In thousands, except for per share amounts)*

Years ended December 31,	*2002*	*2001*	*2000*	*1999*[1]	*1998*
Net sales	**$251,275**	$246,130	$343,974	$153,950	$74,007
Gross profit	**45,479**	26,471	87,358	43,465	16,318
Operating expenses	**33,791**	34,504	41,263	24,797	12,110
Operating income (loss)	**11,688**	(8,033)	46,095	18,668	4,208
Interest expense	**11,001**	11,775	13,655	5,125	2,350
Other (income) expense, net	**(257)**	377	2,596	1,599	(84)
Income (loss) before income taxes and extraordinary loss	**944**	(20,185)	29,844	11,944	1,942
Extraordinary loss on debt prepayments	—	—	—	—	(656)
Net income (loss)	**571**	(12,856)	18,218	14,562	1,132
Net income (loss) applicable to common stock	**571**	(12,856)	18,218	13,161	329
Basic earnings (loss) per common share:					
Income (loss) before extraordinary loss	**$ 0.09**	$ (1.80)	$ 2.34	$ 1.88	$ 0.15
Extraordinary loss	—	—	—	—	(0.10)
Net income (loss)	**$ 0.09**	$ (1.80)	$ 2.34	$ 1.88	$ 0.05
Diluted earnings (loss) per common share:					
Income (loss) before extraordinary loss	**$ 0.06**	$ (1.80)	$ 1.72	$ 1.48	$ 0.14
Extraordinary loss	—	—	—	—	(0.09)
Net income (loss)	**$ 0.06**	$ (1.80)	$ 1.72	$ 1.48	$ 0.05
Average number of common shares outstanding:					
Basic	**6,717**	7,139	7,778	6,998	6,670
Diluted	**9,376**	7,139	10,592	9,812	7,165

FINANCIAL POSITION *(In thousands)*

December 31,	*2002*	*2001*	*2000*	*1999*	*1998*
Working capital	**$ 13,620**	$ (1,431)	$ 19,459	$ 1,735	$ (1,964)
Total assets	**133,402**	137,410	158,379	167,787	49,479
Long-term and subordinated debt[2]	**45,620**	53,724	55,568	64,252	10,583
Real estate financing lease obligation[2]	**13,105**	—	—	—	—
Stock warrants	—	—	5,887	5,887	—
Redeemable preferred stock	—	—	—	—	10,000
Stockholders' equity	**25,919**	24,259	41,979	22,058	7,803

[1]*Includes operations of PWPipe from September 16, 1999, the date of acquisition.*
[2]*Net of current portion*

Corporate Information

DIRECTORS

Harry W. Spell
Chairman of the Board
PW Eagle, Inc.

Chairman of the Board of Directors since 1992
Member of the Compensation Committee
Chairman of the Executive Committee

Bruce A. Richard
Vice Chairman
PW Eagle, Inc.

Director since 1992
Chairman of the Audit Committee
Member of the Compensation Committee
Member of the Executive Committee

William H. Spell
Chief Executive Officer and President
PW Eagle, Inc.

Director since 1992
Chairman of the Nominating Committee
Member of the Executive Committee

Richard W. Perkins
Chief Executive Officer and President
Perkins Capital Management, Inc.

Director since 1992
Chairman of the Compensation Committee
Member of the Nominating Committee
Member of the Audit Committee

Denver Kaufman
President
Partners for Assistance in Living, LLC

Director since 2002
Member of the Audit Committee

PW EAGLE OFFICERS

Harry W. Spell
Chairman of the Board

Bruce A. Richard
Vice Chairman

William H. Spell
Chief Executive Officer and President

Dobson West
Chief Administrative Officer,
General Counsel and Secretary

PWPIPE BUSINESS UNIT OFFICERS

Roger R. Robb
Executive Vice President,
Chief Financial Officer and Treasurer

N. Michael Stickel
Executive Vice President, Sales/Marketing

John R. Cobb
Executive Vice President, Operations

Neil R. Chinn
Vice President, Human Resources

Keith H. Steinbruck
Vice President, Technical Director

PW POLY BUSINESS UNIT OFFICERS

Larry I. Fleming
President, PW Poly

EXTRUSION TECHNOLOGIES BUSINESS UNIT OFFICERS

Scott Long
President

Jerry A. Dukes
Senior Vice President, Operations

George A. Heimel
Vice President, Sales/Marketing

Jerry A. Kutchka
Vice President, Finance

MID-STATES PLASTICS BUSINESS UNIT OFFICERS

Dale Dodrill
President

Mark J. Edwards
Vice President, Sales/Marketing

CORPORATE OFFICES

PW Eagle, Inc.
222 South Ninth Street, Suite 2880
Minneapolis, MN 55402

Tel: 612-305-0339
Fax: 612-371-9651
www.pweagleinc.com

MANUFACTURING FACILITIES

2220 Nugget Way
Eugene, OR 97403

23711 Rider Street
Perris, CA 92570

1820 Midvale Road
Sunnyside, WA 98944

2330 Port of Tacoma Road
Tacoma, WA 98421

8875 Avenue 304
Visalia, CA 93291

8275 S. Industry Circle
West Jordan, UT 84088

3500 Robin Lane
Cameron Park, CA 95682

146 North Maple
Hastings, NE 68901

425 South 67th Avenue
Phoenix, AZ 85043

101 East Avenue M
Conroe, TX 77301

Route 33 and Mudlick Road
Buckhannon, WV 26201

280 Midland Trail
Mount Sterling, KY 40353

6500 North Brown Station Road
Columbia, MO 65202

FORM 10-K

Copies of the Form 10-K are available without charge upon request to:

Investor Relations
PW Eagle, Inc.
222 South Ninth Street, Suite 2880
Minneapolis, MN 55402

INDEPENDENT AUDITORS

PricewaterhouseCoopers, LLP
Minneapolis, Minnesota

CORPORATE COUNSEL

Fredrikson & Byron, P.A.
Minneapolis, Minnesota

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange
P.O. Box 738
South St. Paul, Minnesota 55075

TRADING OF COMMON STOCK

The common stock of PW Eagle, Inc. is traded on the Nasdaq National Market System under the symbol "PWEI."

ANNUAL MEETING

The annual meeting of shareholders will be held at 3:15 p.m. C.D.T. on Thursday, April 24, 2003, at:

The Minneapolis Hilton & Towers
1001 Marquette Avenue
Minneapolis, Minnesota 55402

PW Eagle, Inc.
222 South Ninth Street
Suite 2880
Minneapolis, Minnesota 55402

Tel: 612-305-0339
Fax: 612-371-9651

www.pweagleinc.com